UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the six-month period ended September 30, 2009
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)

Vedanta, 75 Nehru Road
Vile Parle East
Mumbai, Maharashtra 400-099, India
+91-22-6646-1000
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

     The Company is incorporating by reference the information set forth in this Form 6-K into its registration statement on Form F-3 (Registration No. 333-160580).
CONVENTIONS USED IN THIS REPORT
     In this report, references to “US” or the “United States” are to the United States of America, its territories and its possessions. References to “UK” are to the United Kingdom. References to “India” are to the Republic of India. References to “$,” “US$,” “dollars” or “US dollars” are to the legal currency of the United States, references to “Rs.,” “Rupees” or “Indian Rupees” are to the legal currency of India and references to “AUD,” “Australian dollars” or “A$” are to the legal currency of the Commonwealth of Australia. References to “¢” are to US cents. References to “lb” are to the imperial pounds (mass) equivalent to 0.4536 kilograms, references to “tons” are to metric tons, a unit of mass equivalent to 1,000 kilograms or 2,204.6 lb, references to “oz” are to ounces, with one kilogram being equivalent to 35.2740 oz and one ton equivalent to 32,000 oz, and references to “ha” are to hectares, a unit of area equal to 10,000 square meters or 107,639 square feet. Unless otherwise indicated, the unaudited condensed consolidated interim financial information for the fiscal year ended March 31, 2009 and for the three-month and six-month period ended September 30, 2008 and 2009 for our Company included in this report has been prepared in accordance with International Financial Reporting Standards, or IFRS, and its interpretations issued by the International Accounting Standards Board, or IASB. The Company is adopting IFRS for the first time for its unaudited condensed consolidated financial statements for fiscal 2010 and had previously reported its financial results for the quarter ended June 30, 2009 under IFRS. Accordingly, IFRS 1, “First-time adoption of International Financial Reporting Standards,” has been applied. These unaudited condensed consolidated interim financial statements do not include all the information required for full annual audited consolidated financial statements and are prepared in accordance with International Accounting Standard, or IAS 34, “Interim Financial Reporting”.
     An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is provided in Note 4 to the unaudited condensed consolidated interim financial statements included in this report. Note 4 includes reconciliations of equity and total comprehensive income for the fiscal year ended March 31, 2009, for the three-month and six-month period ended September 30, 2008 and reconciliation of opening equity as of April 1, 2008 reported under US GAAP, or “Previous GAAP”. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year. Our fiscal quarters end on June 30, September 30 and December 31. References to a year other than a “fiscal” year are to the calendar year ended December 31.
     We conduct our businesses both directly and through a consolidated group of companies that we have ownership interests in. Unless otherwise stated in this report or unless the context otherwise requires, references in this report to “we,” “us,” “our,” “Sterlite,” “our company” or “our consolidated group of companies” mean Sterlite Industries (India) Limited, its consolidated subsidiaries and its predecessors, collectively, including Monte Cello BV, or Monte Cello, Copper Mines of Tasmania Pty Ltd, or CMT, Thalanga Copper Mines Pty Ltd, or TCM, Bharat Aluminium Company Limited, or BALCO, Sterlite Energy Limited, or Sterlite Energy, Sterlite Opportunities and Ventures Limited, or SOVL, Hindustan Zinc Limited, or HZL, Fujairah Gold FZE, Sterlite (USA), Inc., or Sterlite USA, and Talwandi Sabo Power Limited, or TSPL. References in this report to “SIIL” mean Sterlite Industries (India) Limited. Our consolidated financial information does not include Vedanta Resources plc, or Vedanta, Vedanta Resources Holdings Limited, or VRHL, Konkola Copper Mines plc, or KCM, Twin Star Holdings Limited, or Twin Star, Welter Trading Limited, or Welter Trading, the Anil Agarwal Discretionary Trust, Onclave PTC Limited, or Onclave, The Madras Aluminium Company Limited, or MALCO, Sterlite Technologies Limited, or STL, Monte Cello Corporation NV, or MCNV, Twin Star Infrastructure Limited, Sesa Goa Limited, Sesa Industries Limited, and Vedanta Aluminium Limited, or Vedanta Aluminium, except that as to Vedanta Aluminium, our consolidated financial statements account for our 29.5% minority interest therein under the equity method of accounting, but Vedanta Aluminium is not otherwise included in our consolidated group of companies or our consolidated financial statements. References to the “Vedanta group” are to Vedanta and its subsidiaries. In this report, references to The London Metal Exchange Limited, or LME, price of copper, zinc, lead or aluminum are to the cash seller and settlement price on the LME for copper, zinc, lead or aluminum for the period indicated.

I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     This report contains “forward-looking statements” as defined in the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. These forward-looking statements include, among other things, the discussions of our business strategy and expectations concerning our market position, future operations, margins, profitability, liquidity and capital resources. We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking, statements based on those assumptions could be materially incorrect. Factors which could cause these assumptions to be incorrect include, but are not limited to:
•	a decline or volatility in the prices of or demand for copper, zinc or aluminum;

•	events that could cause a decrease in our production of copper, zinc or aluminum;

•	unavailability or increased costs of raw materials for our products;

•	our actual economically recoverable copper ore, lead-zinc ore or bauxite reserves being lower than we have estimated;

•	our ability to expand our business, effectively manage our growth or implement our strategy, including our entry into the commercial power business;

•	our ability to retain our senior management team and hire and retain sufficiently skilled labor to support our operations;

•	regulatory, legislative and judicial developments and future regulatory actions and conditions in our operating areas;

•	increasing competition in the copper, zinc or aluminum industry;

•	political or economic instability in India or around the region;

•	worldwide economic and business conditions, including the unprecedented and challenging conditions recently;

•	our ability to successfully consummate strategic acquisitions;

•	the outcome of outstanding litigation in which we are involved;

•	our ability to maintain good relations with our trade unions and avoid strikes and lock-outs;

•	any actions of our controlling shareholder, Vedanta;

•	our business’ future capital requirements and the availability of financing on favorable terms;

•	the continuation of tax holidays, exemptions and deferred tax schemes we enjoy;

•	changes in tariffs, royalties, customs duties and government assistance; and

•	terrorist attacks and other acts of violence, natural disasters and other environmental conditions and outbreaks of infectious diseases and other public health concerns in India, Asia and elsewhere.
     These and other factors are more fully discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this report and in our other filings with the US Securities and Exchange Commission, or the SEC, including “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects” and elsewhere in our annual report on Form 20-F for fiscal 2009, as amended by an annual report on Form 20-F/A, (Registration No. 001-33175). In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans, objectives or projected financial results referred to in any of the forward-looking statements. Except as required by law, we do not undertake to release revisions to any of these forward-looking statements to reflect future events or circumstances.

II

Index to Unaudited Condensed Consolidated Interim Financial Statements

Page(s)

Unaudited Condensed Consolidated Interim Statements of Income for three-month and six-month period ended September 30, 2008 and 2009.	F-1

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for three-month and six-month period ended September 30, 2008 and 2009.	F-2

Unaudited Condensed Consolidated Interim Statements of Financial Position as of March 31, 2009 and September 30, 2009.	F-3

Unaudited Condensed Consolidated Interim Statements of Cash Flows for six-month period ended September 30, 2008 and 2009.	F-4

Unaudited Condensed Consolidated Interim Statement of Changes in Equity for six-month period ended September 30, 2008 and 2009.	F-5

Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		Three -month period ended September 30,			Six -month period ended September 30,
	Notes	2008	2009	2009	2008	2009	2009
		(Rs. in	(Rs. in	(US dollars	(Rs. in	(Rs. in	(US dollars
		millions)	millions)	in millions)	millions)	millions)	in millions)
				(Note 2)			(Note 2)
Revenue		66,375	60,526	1,258.6	123,833	105,730	2,198.6
Cost of sales		(48,594)	(47,152)	(980.5)	(87,849)	(81,570)	(1,696.2)
Gross profit		17,781	13,374	278.1	35,984	24,160	502.4
Other operating income		451	481	10.0	1,211	1,444	30.0
Distribution costs		(1,182)	(610)	(12.7)	(2,047)	(1,510)	(31.4)
Administration expenses		(999)	(1,256)	(26.1)	(2,105)	(2,626)	(54.6)

Operating profit		16,051	11,989	249.3	33,043	21,468	446.4
Investment revenue		5,517	4,035	83.9	8,889	8,947	186.1
Finance costs		(832)	(1,405)	(29.2)	(1,567)	(3,259)	(67.8)
Share in (loss)/profit of associate		(14)	42	0.9	14	1,398	29.1

Profit before taxes		20,722	14,661	304.9	40,379	28,554	593.8
Tax expense	5	(2,777)	(2,863)	(59.6)	(6,762)	(5,433)	(113.0)

Profit for the period		17,945	11,798	245.3	33,617	23,121	480.8

Profit attributable to:
Equity holders of the parent		13,649	8,200	170.5	24,917	16,303	339.0
Minority interest		4,296	3,598	74.8	8,700	6,818	141.8

		17,945	11,798	245.3	33,617	23,121	480.8

Earnings per share	6
Basic		19.26	10.11	0.21	35.17	21.45	0.45
Diluted		19.26	10.11	0.21	35.17	21.45	0.45
Weighted average number of equity shares used in computing earnings per share
Basic		708,494,411	810,806,809	810,806,809	708,494,411	759,930,152	759,930,152
Diluted		708,494,411	810,806,809	810,806,809	708,494,411	759,930,152	759,930,152
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Three -month period ended September 30,			Six -month period ended September 30,
	2008	2009	2009	2008	2009	2009
	(Rs. in	(Rs. in	(US dollars	(Rs. in	(Rs. in	(US dollars
	millions)	millions)	in millions)	millions)	millions)	in millions)
			(Note 2)			(Note 2)

Profit for the period	17,945	11,798	245.3	33,617	23,121	480.8

Other comprehensive income, net of taxes:
Exchange differences on translating foreign operations	(379)	664	13.8	286	1,437	29.9
Available-for-sale financial investments	(55)	97	2.0	(40)	181	3.8
Cash flow hedges	(2,084)	(232)	(4.8)	(2,428)	270	5.6
Share of other comprehensive (loss)/income of associate	(123)	22	0.5	(19)	277	5.7

Total other comprehensive income for the period, net of taxes	(2,641)	551	11.5	(2,201)	2,165	45.0

Total comprehensive income	15,304	12,349	256.8	31,416	25,286	525.8

Total comprehensive income attributable to:
Equity holders of the parent	11,120	8,747	181.9	22,948	18,382	382.2
Minority interest	4,184	3,602	74.9	8,468	6,904	143.6

	15,304	12,349	256.8	31,416	25,286	525.8

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

		As of
		March 31,	September 30,	September 30,
	Notes	2009	2009	2009
				(US dollars in
		(Rs. in millions)	(Rs. in millions)	millions) (Note 2)
ASSETS
Non-current assets
Property, plant and equipment		167,498	203,088	4,223.1
Investment in associate		15,043	16,861	350.6
Financial assets investments		1,044	1,254	26.1
Other non-current assets		9,652	10,426	216.8
Other non-current financial assets (derivatives)		—	5	0.1

Total non-current assets		193,237	231,634	4,816.7

Current assets
Inventories		24,608	35,492	738.0
Trade and other receivable		32,303	47,280	983.2
Liquid investments		188,068	235,499	4,897.0
Other current financial assets (derivatives)		1,537	190	4.0
Restricted — cash and cash equivalents		2,011	3,486	72.5
Cash and cash equivalents	7	2,701	2,872	59.7

Total current assets		251,228	324,819	6,754.4
Assets held for sale	8	—	276	5.7

Total assets		444,465	556,729	11,576.8

LIABILITIES
Current liabilities
Short-term borrowings	9	20,202	24,608	511.7
Trade and other payables		65,917	65,715	1,366.5
Other current financial liabilities (derivatives)		2,639	643	13.4
Provisions		737	754	15.7
Current tax liabilities		571	188	3.9

Total current liabilities		90,066	91,908	1,911.2

Net current assets		161,162	232,911	4,843.2

Non-current liabilities
Long-term borrowings	9	14,384	26,620	553.6
Other payables		3,192	2,464	51.2
Deferred tax liabilities		15,172	16,476	342.6
Retirement benefits		711	612	12.7
Provisions		337	390	8.1

Total non-current liabilities		33,796	46,562	968.2

Total liabilities		123,862	138,470	2,879.4

Net assets		320,603	418,259	8,697.4

EQUITY
Share capital		1,417	1,681	35.0
Security premium		106,532	182,800	3,801.2
Other components of equity		410	2,489	51.7
Retained earnings		142,174	155,040	3,224.0

Equity attributable to equity holders of the parent		250,533	342,010	7,111.9
Minority interest		70,070	76,249	1,585.5

Total Equity		320,603	418,259	8,697.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Six -month period ended September 30,
	2008	2009	2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions) (Note 2)

Cash flows from operating activities
Profit before taxes	40,379	28,554	593.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,066	3,913	81.4
Share in profit of associate	(14)	(1,398)	(29.1)
Profit on sale of fixed asset, net	(19)	—	—
Realized /unrealized gain on investments, net	(1,631)	(1,257)	(26.1)
Exchange (gains)/loss, net	(1,314)	264	5.5
Interest and dividend income	(5,944)	(6,297)	(130.9)
Interest expenses	1,567	1,602	33.3
Changes in assets and liabilities:
(Increase)/ decrease in trade and other receivables	(8,550)	2,496	51.9
Increase in inventories	(5,079)	(10,939)	(227.5)
Decrease in other current and non-current assets	(1,034)	2,071	43.0
Increase/(decrease) in trade and other payable	13,200	(3,514)	(73.1)
Decrease in other current and non-current liabilities	(796)	(1,576)	(32.8)

Cash generation from operation	34,831	13,919	289.4
Interest paid	(1,365)	(2,569)	(53.4)
Interest received	1,915	2,932	61.0
Dividend received	4,162	2,958	61.5
Income tax paid	(6,359)	(5,059)	(105.2)

Net cash from operating activities	33,184	12,181	253.3

Cash flows from investing activities
Purchases of property, plant and equipment	(20,676)	(35,939)	(747.3)
Proceeds from sale of property, plant and equipment	48	27	0.6
Advance given to related party	(7,156)	(18,133)	(377.1)
Advance repaid by related party	2,166	—	—
Net changes in restricted — cash and cash equivalents	(8)	(1,475)	(30.7)
Purchases of liquid investments	(381,082)	(1,516,111)	(31,526.5)
Proceeds from liquid investments	377,416	1,469,478	30,556.8

Net cash used in investing activities	(29,292)	(102,153)	(2,124.2)

Cash flows from financing activities
Proceeds from issuance of equity shares ,net	—	76,532	1,591.4
Proceeds/(repayment) from short term debentures (net)*	—	4,000	83.2
Proceeds from other short-term borrowings	1,795	13,060	271.6
Repayment of other short-term borrowings	(1,660)	(2,294)	(47.7)
Proceeds from long-term borrowings	811	5,473	113.8
Repayment of long-term borrowings	(2,836)	(2,836)	(59.0)
Payment of dividends to equity holders of the parent, including dividend tax	(3,315)	(3,437)	(71.4)
Payment of dividends to minority, including dividend tax	(497)	(725)	(15.1)

Net cash (used in) /provided by financing activities	(5,702)	89,773	1,866.8

Effect of exchange rate changes on cash and cash equivalents	512	370	7.7
Net (decrease)/increase / in cash and cash equivalents	(1,298)	171	3.5
Cash and cash equivalents at the beginning of the period	12,363	2,701	56.2
Cash and cash equivalents at the end of the period	11,065	2,872	59.7

Supplementary disclosure of non-cash investing activities:
Movement in payables for purchase of property, plant and equipment	(618)	2,880	59.9

*	Represents the debentures with a repayment schedule of three months or less.
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY
(Indian Rupees in millions except share or per share amounts unless otherwise stated)

	Attributable to equity holders of the parent
			Translation of	Available for
	Share	Share	foreign	sale financial	Cash flow	Retained		Minority	Total
	capital	premium	operations	investments	hedges	earning	Total	Interest	equity
Balance as at April 1, 2008	1,417	106,532	(72)	58	(392)	113,261	220,804	58,189	278,993
Profit for the period	—	—	—	—	—	24,917	24,917	8,700	33,617
Dividend paid including tax on dividend	—	—	—	—	—	(3,315)	(3,315)	(497)	(3,812)
Exchange differences on translation of foreign operations	—	—	286	—	—	—	286	—	286
Movement in available for sale financial investments	—	—	—	(40)	—	—	(40)	—	(40)
Movement in fair value of cash flow hedges	—	—	—	—	(2,197)	—	(2,197)	(231)	(2,428)
Cash flow hedges-Basis adjustments in Property, Plant and Equipments					1,101		1,101	—	1,101
Share in other comprehensive income of associate	—	—	—	—	(19)	—	(19)	—	(19)
Balance as at September 30, 2008	1,417	106,532	214	18	(1,507)	134,863	241,537	66,161	307,698

Balance as at April 1, 2009	1,417	106,532	(399)	(21)	830	142,174	250,533	70,070	320,603
Profit for the period	—	—	—	—	—	16,303	16,303	6,818	23,121
Share issued	264	76,268	—	—	—	—	76,532	—	76,532
Dividend paid including tax on dividend	—	—	—	—	—	(3,437)	(3,437)	(725)	(4,162)
Exchange differences on translation of foreign operations	—	—	1,437	—	—	—	1,437	—	1,437
Movement in available for sale financial investments	—	—	—	181	—	—	181	—	181
Movement in fair value of cash flow hedges	—	—	—	—	184	—	184	86	270
Share of other comprehensive income of associate	—	—	—	—	277	—	277	—	277
Balance as at September 30, 2009	1,681	182,800	1,038	160	1,291	155,040	342,010	76,249	418,259
Balance as at September 30, 2009 (in US dollars in millions (Note 2))	35.0	3,801.2	21.6	3.3	26.8	3,224.0	7,111.9	1,585.5	8,697.4
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

STERLITE INDUSTRIES (INDIA) LIMITED AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1. Company Overview
Sterlite Industries (India) Limited and its consolidated subsidiaries (the “Company” or “Sterlite”) are engaged in non-ferrous metals and mining in India and Australia. Sterlite Industries (India) Limited (“SIIL”) was incorporated on September 8, 1975 under the laws of the Republic of India. SIIL’s shares are listed on National Stock Exchange and Bombay Stock Exchange in India. In June 2007, Sterlite completed its initial public offering of American Depositary Shares, or ADS, each representing one equity share, and listed its ADSs on the New York Stock Exchange. In July 2009, Sterlite completed its follow-on offering of an additional 131,906,011 ADSs, each representing one equity share, which are listed on the New York Stock Exchange.
SIIL is a majority-owned subsidiary of Twin Star Holdings Limited (“Twin Star”) which is in turn a wholly-owned subsidiary of Vedanta Resources plc (“Vedanta”), a public limited company incorporated in the United Kingdom and listed on the London Stock Exchange plc. Twin Star held 53.8 % of SIIL’s equity as of September 30, 2009.
The Company’s copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant and two captive power plants at Tuticorin in Southern India, and a refinery and two copper rod plants at Silvassa in Western India. In addition, the Company owns and operates the Mt. Lyell copper mine in Tasmania, Australia through its subsidiary, Copper Mines of Tasmania Pty Ltd (“CMT”), which provides a small percentage of the copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE.
The Company’s zinc business is owned and operated by Hindustan Zinc Limited (“HZL”) in which it has a 64.9% interest as of September 30, 2009. HZL’s operations include four lead-zinc mines, three zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India and a zinc ingot melting and casting plant in the State of Uttarakhand in North India.
The Company’s aluminum business is owned and operated by Bharat Aluminium Company Limited (“BALCO”) in which it has a 51.0% interest as of September 30, 2009. BALCO’s operations include two bauxite mines, two power plants (of which one is used to produce power for captive consumption), and refining, smelting and fabrication facilities in Central India.
The Company owns 29.5% minority interest in Vedanta Aluminium Limited (“Vedanta Aluminium”), 70.5% owned subsidiary of Vedanta.
The Company acquired 100% shareholding of Sterlite Energy Limited (“SEL”) during fiscal 2007. SEL is engaged in power generation business in India. SEL has commenced construction of its 2,400 MW thermal coal-based commercial power facility in the State of Orissa in Eastern India.
In July 2008, following a competitive bidding process in which SEL was selected as the successful bidder, SEL acquired 100% ownership interest in Talwandi Sabo Power Limited (“TSPL”), a company created by the Punjab State Electricity Board of India for the purpose of undertaking a 1,980 MW thermal coal-based commercial power project in the State of Punjab, India. TSPL is a development stage enterprise in the process of constructing the power plant.
2. Basis of preparation of financial statements
Basis of preparation
These unaudited condensed consolidated interim financial statements are covered by International Financial Reporting Standards (“IFRS”) IFRS 1, “First Time Adoption of IFRS”, as they are part of the period covered by the Company’s first IFRS financial statements for the year ending March 31, 2010 and are prepared in accordance with International Accounting Standard (“IAS”) IAS 34, “Interim Financial Reporting”.
These interim financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual financial statements for the fiscal year ending March 31, 2010. Those accounting polices are based on IFRS and its interpretations that the Company expects to be applicable at that time. The policies set out below were consistently applied to all periods presented unless otherwise noted. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is provided in Note 4. This Note includes reconciliations of equity and total comprehensive income for comparative periods under US GAAP, or “Previous GAAP” to those reported for those periods under IFRS.
Basis of measurement
The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis and on an accrual cost basis, except for derivative financial instruments, liquid investments, available-for-sale financial assets and defined benefit pension obligations that have been measured at fair value.
Recently issued accounting pronouncements
At the date of authorization of these financial statements, the following standards interpretations and amendments which have not been applied in these financial statements were in issue but were not yet effective:
IFRS 1 (Revised 2008), “First-time Adoption of International Financial Reporting Standards”
In July 2009, the International Accounting Standards Board or IASB issued an amendment to IFRS 1, “First-time Adoption of International Financial Reporting Standards”. The amendment simplifies the retrospective application of IFRS in two particular first-time adoption situations:
•	Full-cost oil and gas assets — Entities using the full cost method may elect exemption from retrospective application of IFRS for oil and gas assets. Entities electing this exemption will use the carrying amount under its old GAAP as the deemed cost of its oil and gas assets at the date of first-time adoption of IFRS.

•	Determining whether an arrangement contains a lease — If a first-time adopter with a leasing contract made the same type of determination of whether an arrangement contained a lease in accordance with previous GAAP as that required by International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4, but at a date other than that required by IFRIC Interpretation 4, the amendment exempts the entity from having to apply International Financial Reporting Interpretations Committee, or IFRIC, Interpretation 4, when it adopts IFRS.
The amendment is effective for fiscal year beginning on or after January 1, 2010. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IFRS 2, “Share Based Payment”
As a part of the improvements to “International Financial Reporting Standards 2008”, IASB issued an amendment to IFRS 2, “Share Based Payment”. This amendment clarifies the accounting for group cash-settled share-based payment transactions. This amendment makes clear that an entity that receives goods or services in a share-based payment arrangement must account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. In IFRS 2, a “group” has the same meaning as in IAS 27, “Consolidated and Separate Financial Statements”, that is, it includes only a parent and its subsidiaries. The amendments to IFRS 2 also incorporate guidance previously included in IFRIC Interpretation 8, “Scope of IFRS 2” and IFRIC Interpretation 11, “IFRS 2 — Group and Treasury Share Transactions”. As a result, the IASB has withdrawn IFRIC Interpretation 8 and IFRIC Interpretation 11.
The amendment is effective for fiscal year beginning on or after January 1, 2010. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IFRS 3(Revised 2008), “Business Combinations”
In January 2008, the IASB issued an amendment to IFRS 3, “Business Combinations”. IFRS 3 (Revised 2008) results in a comprehensive revision in the manner in which the acquisition method is applied. IFRS 3 (Revised 2008)

Requires all the acquisition-related costs to be recognized as period expenses and generally written-off rather than added to goodwill. Costs incurred to issue debt or equity securities will continue to be recognized in accordance with IAS 39.
•	Establishes the principle that a change in control is a significant economic event. Accordingly, acquisition accounting is applied only at the date that control is achieved. Consequently, goodwill is identified and net assets remeasured to fair value only in respect of the transaction that achieved control, and not in respect of any earlier or subsequent acquisitions of equity interests..

•	Requires contingent consideration for an acquisition to be recognized and measured at fair value at the acquisition date. Subsequent adjustments to the consideration are recognised against goodwill only to the extent that they arise from better information about the fair value at the acquisition date, and they occur within the ‘measurement period’ (a maximum of 12 months from the acquisition date). All other subsequent adjustments are recognised in profit or loss..

•	Provides an explicit option on a acquisition by acquisition basis, to measure any minority interest in an entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value.

•	Requires transactions in subsidiary equity interests between the parent and non-controlling interests (both acquisitions and disposals that do not result in a loss of control) to be accounted for as equity transactions.
The amendment is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”
As part of the Improvements to “International Financial Reporting Standards 2008”, the IASB issued an amendment to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. The amendment clarifies that the disclosure requirements in Standards other than IFRS 5 do not generally apply to non-current assets classified as held for sale and discontinued operations. The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IFRS 8, “Operating Segments”
As a part ofthe Improvements to “International Financial Reporting Standards 2008”, the IASB issued an amendment to IFRS 8, “Operating Segments”. The amendment clarifies that an entity is required to disclose a measure of segment assets only if that measure is regularly reported to the chief operating decision maker.
The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IFRS 9, “Financial Instruments”
In November 2009, the IASB issued IFRS 9, “Financial Instruments”, a new Standard on the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of financial assets. The new standard also requires a single impairment method to be used, replacing many different methods in IAS 39.
This new standard is effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the Standard will have on the Company’s financial statements.

IAS 1 (Revised 2007), “Presentation of Financial Statements”
As a part of the Improvements to “International Financial Reporting Standards 2008”, IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The amendment clarifies that the potential settlement of a liability by the issue of equity is not relevant to its classification as current or non-current. By amending the definition of a current liability, the amendment permits a liability to be classified as non-current notwithstanding the fact that the entity could be required by the counterparty to settle in shares at any time.
The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 7, “Cash Flow Statement”
As a part of the Improvements to “International Financial Reporting Standards 2008”, the IASB issued an amendment to IAS 7, “Cash Flow Statement”. This amendment clarifies that only expenditures that result in a recognised asset in the statement of financial position can be classified as investing activities.
The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 17, “Leases”
As a part of the Improvements to “International Financial Reporting Standards 2008”, the IASB issued an amendment to IAS 17, “Leases”. This amendment clarifies that leases of land should be classified as either finance or operating using the general principles of IAS 17. To eliminate inconsistency with the general guidance on lease classification, specific guidance regarding classification of leases of land has been deleted.
The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 24, “Related Parties”
In November 2009, the IASB issued revised IAS 24, “Related parties”. The revised standard simplifies the disclosure requirements for government related entities and clarifies the definition of a related party as follows:
•	Previously, a government controlled or a significantly influenced entity was required to disclose information about all transactions with other entities controlled or significantly influenced by the same government. The amendment still requires disclosures that are important to users but eliminates requirements to disclose information that is costly to gather and of less value to users.

•	The definition of related party has been simplified to remove inconsistencies.
The standard is effective for fiscal years beginning on or after January 1, 2011. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s financial statements.
IAS 27 (Revised), “Consolidated and Separate Financial Statements”
In January 2008, the IASB issued the revised standard IAS 27, “Consolidated and Separate Financial Statements”. IAS 27 (Revised) requires the adoption of an economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are accounted for within equity as transactions with owners acting in their capacity as owners. No gain or loss is recognised on such transactions and goodwill is not re-measured. Any difference between the change in the non controlling interest and the fair value of the consideration paid or received is recognised directly in equity and attributed to the owners of the parent. When control is lost, the parent derecognises all assets, liabilities and non controlling interests at their carrying amount with the gain or loss arising recognized in profit or loss. Any retained interest in the former subsidiary is recognised at its fair value at the date control is lost. This Standard requires an entity to attribute their share of net profit and reserves to the non controlling interest even if this results in the non controlling interest having a deficit balance.
The standard is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted provided IFRS 3 (Revised) is also early adopted. The Company is currently evaluating the impact, if any, the adoption of the standard will have on the Company’s financial statements.
IAS 32, “Financial Instruments: Presentation”
In October 2009, the IASB issued an amendment to IAS 32, “Financial Instruments: Presentation” on the classification of rights issues. The amendment clarifies the accounting for rights issues (rights, options, or warrants) that are denominated in a currency other than the functional currency of the issuer. The amendment requires that rights, options, or warrants to acquire a fixed number of an entity’s own equity instruments for a fixed amount of any currency are equity instruments — regardless of the currency in which the exercise price is denominated — if the entity offers the rights, options, or warrants pro rata to all of its existing owners of the same class of its own non-derivative equity instruments.
The amendment is effective for fiscal year beginning on or after February 1, 2010. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 36, “Impairment of Assets”
As a part of the Improvements to “International Financial Reporting Standards 2008”, the IASB issued an amendment to IAS 36, “Impairment of Assets. Amendment in IAS 36 clarify that the largest cash-generating unit (or group of units) to which goodwill should be allocated for the purposes of impairment testing is an operating segment as defined by paragraph 5 of IFRS 8.
The amendment is effective for fiscal year beginning on or after January 1, 2010. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s financial statements.
IAS 38, “Intangible Asset”
As a part of the Improvements to “International Financial Reporting Standards 2008” , the IASB issued, an amendment to IAS 38, “Intangible Assets” to clarify the requirements under IFRS 3 (Revised 2008) regarding accounting for intangible assets acquired in a business combination and the description of valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination that are not traded in active markets.
The amendment is effective for fiscal year beginning on or after July 1, 2009. Earlier adoption is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 39, “Financial Instruments: Recognition and Measurement”
As a part of the Improvements to “International Financial Reporting Standards 2008”, the IASB issued IAS 39, “Financial Instruments: Recognition and Measurement” which provides clarification on two issues in relation to hedge accounting namely (a) identifying inflation as a hedged risk or portion, and (b) hedging with options.
The amendment applies to hedging relationships in the scope of IAS 39. The amendment is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendments will have on the Company’s financial statements.
IAS 39, “Financial Instruments: Recognition and Measurement”
As part of the “Improvements to International Financial Reporting Standards 2008”, the IASB issued an amendment to IAS 39, “Financial Instruments: Recognition and Measurement”. The amendment clarifies (a) that loan prepayment penalties should be considered as closely related embedded derivatives, (b) the scope exemption in paragraph 2(g) of IAS 39 for business combination contracts, and (c) cash flow hedge accounting.

The amendment is effective for fiscal years beginning on or after January 1, 2010. Earlier application is permitted. The Company is currently evaluating the impact, if any, the adoption of the amendment will have on the Company’s financial statements.
IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”
In November 2008 the IFRIC issued an IFRIC Interpretation 17, “Distributions of Non-cash Assets to Owners”. IFRIC 17 provides guidance on the appropriate accounting treatment when an entity distributes assets other than cash as dividend to its shareholders.
This is effective for fiscal years beginning on or after July 1, 2009. Earlier application is permitted with some restrictions. The Company is currently evaluating the impact, if any, the adoption of the interpretation will have on the Company’s financial statements.
IFRIC Interpretation 18, “Transfers of Assets from Customers”
In January 2009, the IFRIC issued IFRIC Interpretation 18, “Transfers of Assets from Customers”. This interpretation clarifies the requirements of IFRS for agreements in which an entity receives from a customer an item of property, plant, and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to supply of goods or services. IFRIC 18 will be applicable for all transfers of assets from customers received on or after July 1, 2009, with early adoption permitted. The Company is currently evaluating the impact, if any, the adoption of the interpretation will have on the Company’s financial statements.
Going Concern
The unaudited condensed consolidated interim financial statements have been prepared in accordance with the going concern basis of accounting.
Convenience translation
The accompanying unaudited condensed consolidated interim financial statements are presented in Indian Rupee, the functional and presentational currency of the Company. Solely for the convenience of the readers, the unaudited condensed consolidated financial statements as of and for the period ended September 30, 2009 have been translated into US dollars (“$”) at the noon buying rate of $1.00 = Rs. 48.09 in the City of New York for cable transfers of Indian Rupee as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2009. No representation is made that the Indian Rupee amounts represent US dollar amounts or have been, could have been or could be converted into US dollars at such a rate or any other rate.
3. Significant accounting policies
Basis of consolidation
The unaudited condensed consolidated interim financial statement incorporate the results of SIIL and all its subsidiaries, being the entities that it controls. This control is normally evidenced when SIIL is able to govern an entity’s financial and operating policies so as to benefit from its activities or where SIIL owns, either directly or indirectly, the majority of an entity’s equity voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control.
The results of subsidiaries acquired or sold during the year are consolidated for the periods from, or to, the date on which control passed. The financial statements of subsidiaries are prepared for the same reporting year as the parent company, using consistent accounting policies. Adjustments are made to bring any dissimilar accounting policies that may exist in line with Company’s policy.
Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, have been eliminated in preparing the unaudited condensed consolidated interim financial statements. Unrealized losses are eliminated unless costs cannot be recovered.

Investments in Associates
Investments in associates are accounted for using the equity method. An associate is an entity over which the Company is in a position to exercise significant influence over operating and financial policies and normally owns between 20% and 50% of the voting equity but is neither a subsidiary nor a joint venture. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above and is included in the carrying value of investments in associate.
The investment is initially recorded at the cost to the Company and then, in subsequent periods, the carrying value of the investment is adjusted to reflect the Company’s share of the associate’s profits or losses and for impairment of goodwill and any other changes to the associate’s net assets. The consolidated statement of comprehensive income includes the Company’s share of associate’s results, except where the associate is generating losses and the Company’s investments (including any long term investments for which settlement is neither planned nor likely to occur in foreseeable future) in the associate has been written down to zero.
Revenue Recognition
Revenue represents the net invoice value of goods and services provided to third parties after deducting discounts, volume rebates, outgoing sales taxes and duties. Revenues are generally recognised when all significant risks and rewards of ownership of the asset sold are transferred to the customer and the commodity has been delivered to the shipping agent. Revenues from sale of material by-products are included in revenue.
Dividend income is recognised when the shareholders’ right to receive payment is established. Interest income is recognised using an effective interest method.
Certain of our sales contracts provide for provisional pricing based on the price on The London Metal Exchange Limited (“LME”), as specified in the contract, when shipped. Final settlement of the prices is based on the applicable price for a specified future period. The Company’s provisionally priced sales are marked to market using the relevant forward prices for the future period specified in the contract and same is adjusted in revenue.
Business Combinations
Acquisitions are accounted for under the purchase method. The acquirer’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair value at the acquisition date.
Excess purchase consideration, being the difference between the fair value of the consideration given and the fair value of the identifiable assets and liabilities acquired, is capitalised as an asset on the statement of financial position. Excess purchase consideration relating to the acquisition of subsidiaries is capitalized as goodwill. Goodwill arising on acquisitions is reviewed for impairment annually.
Where the fair values of the identifiable assets and liabilities exceed the cost of acquisition, the surplus is credited to the statement of income in the period of acquisition. Where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair value is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are finalized within 12 months of the acquisition date.
Internally generated goodwill is not recognized.
The interest of minority shareholders in the acquiree is initially measured at the minority interest’s proportion of the net fair value of the assets, liabilities and contingent liabilities recognised. For acquisitions of additional interests in subsidiaries, where there is no change in control, the Company recognizes a reduction to the minority interest of the respective subsidiary with the difference between the share of carrying value of net assets acquired and the cash paid, inclusive of transaction fees, recognized in equity. In addition, upon dilution of minority interests the difference between the cash received from sale or listing of the subsidiary shares and the increase to minority interest is also recognised in equity.

Property, Plant and Equipment
Mining Properties
Exploration and evaluation expenditure is written off in the year in which it is incurred.
The costs of mining properties, which include the costs of acquiring and developing mining properties and mineral rights, are capitalised as property, plant and equipment under the heading “Mining properties” in the year in which they are incurred.
When a decision is taken that a mining property is viable for commercial production, all further pre-production primary development expenditure other than land, buildings, plant and equipment, etc is capitalised as part of the cost of the mining property until the mining property is capable of commercial production. From that point, capitalised mining properties are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.
Exploration and evaluation assets acquired are recognised as assets at their cost of acquisition subject to meeting the commercial production criteria mentioned above and are subject to impairment review.
Stripping costs/secondary development expenditure incurred during the production stage of operations of an ore body is charged to the statement of income immediately.
In circumstances where a property is abandoned, the cumulative capitalized costs relating to the property are written off in the period.
Commercial reserves are proved and probable reserves. Changes in the commercial reserves affecting unit of production calculations are dealt with prospectively over the revised remaining reserves.
Other Property, Plant and Equipment
The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes, and any directly attributable costs of bringing an asset to working condition and location for its intended use. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Expenditure incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally charged to the statement of income in the period in which the costs are incurred. Major inspection and overhaul expenditure is capitalized.
Assets in the Course of Construction
Assets in the course of construction are capitalized in the assets under construction account. At the point when an asset is capable of operating in the manner intended by management, the cost of construction is transferred to the appropriate category of property, plant and equipment. Costs associated with the commissioning of an asset are capitalised until the period of commissioning has been completed and the asset is ready for its intended use.
Depreciation
Mining properties and other assets in the course of development or construction, freehold land and goodwill are not depreciated. Capitalised mining properties costs are amortised once commercial production commences, as described in “Property, Plant and Equipment — Mining Properties”.

Other buildings, plant and equipment, office equipment and fixtures, and motor vehicles are stated at cost less accumulated depreciation and any provision for impairment. Depreciation commences when the assets are ready for their intended use. Depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Buildings:
— Operations	30 years
— Administration	50 years
Plant and equipment	10 - 20 years
Office equipment and fixtures	3 - 20 years
Motor vehicles	9 - 11 years
Major inspection and overhaul costs are depreciated over the estimated life of the economic benefit derived from such costs. The carrying amount of the remaining previous overhaul cost is charged to the statement of income if the next overhaul is undertaken earlier than the previously estimated life of the economic benefit.
The Company reviews the residual value and useful life of an asset at least at each financial year-end and, if expectations differ from previous estimates, the change(s) is accounted for as a change in accounting estimate.
Property, plant and equipment held for sale or which is part of a disposal group held for sale is not depreciated. Property, plant and equipment held for sale is carried at the lower of its carrying value and fair value less costs to sell and is presented separately on the face of the statement of financial position.
Non-current assets held for sale
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.
Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.
Impairment
Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value.
Significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics. All impairment losses are recognized in the statement of income. Any cumulative loss in respect of an available-for-sale financial asset recognized previously in other comprehensive income is transferred to statement of income on recognition of impairment. An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost and available-for-sale financial assets that are debt securities, the reversal is recognized in statement of income. For available-for-sale financial assets that are equity securities, the change in fair value is recognized directly in other comprehensive income.

Non-financial assets
The carrying amounts of the Company’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.
The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).
An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount.
Impairment losses are recognized in the statement of income. Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Government Grants
Government grants are not recognised until there is a reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received. Government grants relating to tangible fixed assets are treated as deferred income and released to the statement of income over the expected useful lives of the assets concerned. Other grants are credited to the statement of income as and when the related expenditure is incurred.
Inventories
Inventories including work-in-progress are stated at the lower of cost and net realisable value, less any provision for obsolescence. Cost is determined on the following bases:
•	Purchased copper concentrate is recorded at cost on a first-in, first-out (“FIFO”) basis; all other materials including stores and spares are valued on weighted average basis;

•	Finished products are valued at raw material cost plus costs of conversion, comprising labor costs and an attributable proportion of manufacturing overheads based on normal levels of activity; and

•	By-products and scrap are valued at net realisable value.
Net realisable value is determined based on estimated selling price, less further costs expected to be incurred to completion and disposal.
Taxation
Tax expense represents the sum of current tax and deferred tax.
Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date and includes any adjustment to tax payable in respect of previous years. In interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings. Such estimated average annual effective income tax rate is applied to the pre-tax income of the interim period.
Deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Exceptions to this principle are:

•	Tax payable on the future remittance of the past earnings of subsidiaries, associates and joint ventures where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future;

•	Deferred income tax is not recognised on goodwill impairment which is not deductible for tax purposes or on the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

•	Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. Tax relating to items recognized directly in other comprehensive income is recognised in other comprehensive income and not in the statement of income.
The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the relevant Company entity intends to settle its current tax assets and liabilities on a net basis.
Retirement Benefit Schemes
The Company operates or participates in a number of defined benefits and defined contribution pension schemes, the assets of which are (where funded) held in separately administered funds. For defined benefit pension schemes, the cost of providing benefits under the plans is determined each year separately for each plan using the projected unit credit method by independent qualified actuaries.
Actuarial gains and losses arising in the year are recognised in full in the statement of income of the year. For defined contribution schemes, the amount charged to the statement of income in respect of pension costs and other post-retirement benefits is the contributions payable in the year.
Share Based Payments
SIIL does not have any outstanding share based payment. The parent company of SIIL (i.e. Vedanta Resource Plc) offers certain share based incentives under the Long-Term Incentive Plan (“LTIP”) to employees and directors of SIIL and its subsidiaries. The parent company recovers the proportionate cost (calculated based on the grant date fair value of the options granted) from the respective group companies, which is charged off in their statements of income.
Provisions for Liabilities and Charges
Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources, that can be reliably estimated, will be required to settle such an obligation. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows to net present value using an appropriate pre-tax discount rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Unwinding of the discount is recognized in the statement of income as a finance cost. Provisions are reviewed at each reporting date and are adjusted to reflect the current best estimate.
Restoration, Rehabilitation and Environmental Costs
An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the development or ongoing production of a mine. Such costs, discounted to net present value, are provided for and a corresponding amount is capitalised at the start of each project, as soon as the obligation to incur such costs arises. These costs are charged to the statement of income over the life of the operation through the depreciation of the asset and the unwinding of the discount on the provision. The cost estimates are reviewed periodically and are adjusted to reflect known developments which may have an impact on the cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision due to factors such as updated cost estimates, changes to lives of operations, new disturbance and revisions to discount rates. The adjusted cost of the asset is depreciated prospectively over the lives of the assets to which they relate. The unwinding of the discount is shown as a finance cost in the statement of income.
Costs for restoration of subsequent site damage which is caused on an ongoing basis during production are provided for at their net present values and charged to the statement of income as extraction progresses. Where the costs of site restoration are not anticipated to be material, they are expensed as incurred.
Leases
Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.
Foreign currency translation
The functional currency for each entity in the Company is determined as the currency of the primary economic environment in which it operates. For all principal operating subsidiaries, the functional currency is the local currency of the country in which it operates.
In the financial statements of individual group companies, transactions in currencies other than the functional currency are translated into the functional currency at the exchange rates ruling at the date of transaction. Monetary assets and liabilities denominated in other currencies are translated into functional currency at exchange rates prevailing on the reporting date. Non-monetary assets and liabilities denominated in other currencies and measured at historical cost or fair value are translated at the exchange rates prevailing on the dates on which such values was determined. All exchange differences are included in the statement of income except exchange difference on monetary items designated as an effective hedging instrument of the currency risk of designated forecasted sales are recognized in the other comprehensive income.
For the purposes of consolidated financial statements, items in the statement of income of those entities for which the INR (functional currency of SIIL) is not the functional currency are translated into INR at the average rates of exchange during the period. The related statements of financial position are translated at the rates ruling at the reporting date. Exchange differences arising on such translation are recognised in other comprehensive income. On disposal of such entities the deferred cumulative exchange differences recognised in equity relating to that particular foreign operation would be recognised in the statement of income.
Financial Asset Investments
Financial asset investments are classified as available for sale under IAS 39, “Financial Instruments: Recognition and Measurement”, and are initially recorded at cost and then remeasured at subsequent reporting dates to fair value. Unrealized gains and losses on financial asset investments are recognised directly in other comprehensive income. On disposal or impairment of the investments, the gains and losses in other comprehensive income are recycled into the statement of income.
Investments in unquoted equity instruments that do not have a market price and whose fair value cannot be reliably measured are measured at cost. Equity investments are recorded in non-current assets unless they are expected to be sold within one year.
Liquid Investments
Liquid investments represent short-term current asset investments that do not meet the definition of cash and cash equivalents for one or more of the following reasons:
•	They have a maturity profile greater than 90 days; and/or

•	They may be subject to a greater risk of changes in value than cash; and/or

•	They are held of investment purposes.
The change in fair value of trading investments incorporates any dividend and interest earned on the held for trading investments.

Trade Receivables
Trade Receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance for impairment for trade receivables is made where there is an event, which based on previous experience, is an indication of a reduction in the recoverability of the carrying value of the trade receivables.
Trade Payables
Trade payables are stated at their nominal value.
Equity Instruments
Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.
Cash and Cash Equivalents
Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand, short-term deposits with banks and short-term highly liquid investments that are readily convertible into cash which are subject to insignificant risk of changes in value and are held for the purpose of meeting short term cash commitments. Short term refers to maturity of three months or less from the date of acquisition.
Borrowings
Interest bearing loans and overdrafts are recorded at the proceeds received. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are charged to the statement of income using the effective interest method. They are classified with the carrying amount of debts.
Borrowing Costs
Borrowing costs directly relating to the acquisition, construction or production of a qualifying capital project under construction are capitalized and added to the project cost during construction until such time that the assets are substantially ready for their intended use i.e. when they are capable of commercial production. Where funds are borrowed specifically to finance a project, the amount capitalized represents the actual borrowing costs incurred. Where surplus funds are available out of money borrowed specifically to finance a project, the income generated from such short term investments is also capitalised and reduced from the total capitalised borrowing cost. Where the funds used to finance a project form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.
All other borrowing costs are recognized in the statement of income in the period in which they are incurred.
Derivative Financial Instruments
In order to hedge its exposure to foreign exchange, interest rate and commodity price risks, the Company enters into forward, option, swap contracts and other derivative financial instruments. The Company does not hold derivative financial instruments for speculative purposes.
Derivative financial instruments are initially recorded at their fair value on the date of the derivative transaction and are re-measured at their fair value at subsequent financial position dates.
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income. The hedged item is recorded at fair value and any gain or loss is recorded in the statement of income and is offset by the gain or loss from the change in the fair value of the derivative.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. The cumulative gain or loss previously recognized in other comprehensive income remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when it is recognized. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in the other comprehensive income is transferred to statement of income.
Derivative financial instruments that do not qualify for hedge accounting are marked to market at the financial position date and gains or losses are recognized in the statement of income immediately.
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not carried at fair value with unrealised gains or losses reported in the statement of income.
Critical Accounting Judgments and Estimation Uncertainty
In the course of applying the policies outlined above, management made estimations and assumptions that impact the amounts recognized in the financial statements. Actual results may differ from these estimates. Estimates and underlying assumption are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are recognised in the period in which the estimate is revised and future periods affected. The Company believes that critical judgment and estimation has been made in the following areas:
•	Mining Properties — Exploration and evaluation expenditures are written off in the year in which they are incurred. The costs of mine properties, which include the costs of acquiring and developing mine properties and mineral rights, are capitalized and included in property, plant and equipment under the heading “Mine properties” in the year in which they are incurred. When it is determined that a mining property has begun production of saleable minerals extracted from an ore body, all further pre-production primary development expenditures are capitalized as part of the cost of the mining property until the mining property begins production of saleable minerals. From the time the mining property is capable of producing saleable minerals the capitalized mining property costs are amortized on a unit-of-production basis over the total estimated remaining commercial reserves of each property or group of properties.

Stripping costs or secondary development expenditures incurred during the production stage of operations of an ore body are included in the costs of the ore extracted during the period that the stripping costs are incurred. Secondary development costs refer to expenses incurred after the mining property has begun production of saleable minerals extracted from an ore body. Such costs include the costs of removal of overburden and other mine waste materials to access mineral deposits incurred during the production phase of a mine.

When mine property is abandoned, the cumulative capitalized costs relating to the property are written off in the period of abandonment. Commercial reserves are proven and probable reserves. Changes in the commercial reserves affecting unit of production calculations are accounted for prospectively over the revised remaining reserves. Proven and probable reserve quantities attributable to stockpiled inventory are classified as inventory and are not included in the total proven and probable reserve quantities used in the units of production depreciation, depletion and amortization calculations.

•	Useful Economic Lives of Assets and Impairment — Property, plant and equipment other than mining properties and leases are depreciated over their useful economic lives. Management reviews the useful economic lives at least once a year and any changes could affect the depreciation rates prospectively and hence the asset carrying values. The Company also reviews its property, plant and equipment, including mining properties and leases, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable. In assessing the property, plant and equipment for impairment, factors leading to significant reduction in profits such as changes in commodity prices, the Company’s business plans and significant downward revision in the estimated mining reserves are taken into consideration. The carrying value of the assets of a cash generating unit (CGU) and associated mining reserves is compared with the recoverable amount of those assets, that is, the higher of fair value less costs to sell and value in use. Value in use is usually determined on the basis of discounted estimated future cash flows. This involves management estimates on commodity prices, market demand and supply, economic and regulatory climates, long term mine plan and other factors. Any subsequent changes to cash flow due to changes in the abovementioned factors could impact on the carrying value of the assets.

•	Restoration, Rehabilitation and Environmental Costs — Provision is made for costs associated with restoration and rehabilitation of mining sites as soon as the obligation to incur such costs arises. Such restoration and closure costs are typical of extractive industries and they are normally incurred at the end of the life of the mine. The costs are estimated on the basis of mine closure plans and the estimated discounted costs of dismantling and removing these facilities and the costs of restoration are capitalized when incurred reflecting our obligations at that time. A corresponding provision is created on the liability side. The capitalized asset is charged to the income statement over the life of the asset through depreciation over the life of the operation and the provision is increased each period via unwinding the discount on the provision. Management estimates are based on local legislation and/or other agreements. The actual costs and cash outflows may differ from estimates because of changes in laws and regulations, changes in prices, analysis of site conditions and changes in restoration technology.

As per local legislation, our Indian operations provide for restoration costs in accordance with statutory requirements. In Australia, appropriate provision has been made in accordance with local legal requirements.

•	Provisions and Liabilities — Provisions and liabilities are recognized in the period when it becomes probable that there will be a future outflow of funds resulting from past operations or events that can be reasonably estimated. The timing of recognition requires the application of judgment to existing facts and circumstances which may be subject to change. The actual cash outflows takes place over many years in the future and hence the carrying amounts of provisions and liabilities are regularly reviewed and adjusted to take into account the changing circumstances and other factors that influence the provisions and liabilities.

•	Contingencies and Commitments — The Company also has significant capital commitments in relation to various capital projects which are not recognized on the statement of financial positions. In the normal course of business, contingent liabilities may arise from litigation and other claims against the Company. Guarantees are also provided in the normal course of business. There are certain obligations which management has concluded, based on all available facts and circumstances, are not probable of payment or are very difficult to quantify reliably, and such obligations are treated as contingent liabilities and disclosed in the notes but are not reflected as liabilities in the consolidated financial statements. Although there can be no assurance regarding the final outcome of the legal proceedings in which Company involved, it is not expected that such contingencies will have a materially adverse effect on its financial position or profitability.

•	Income Taxes — In preparing consolidated financial statements, the Company recognizes income taxes in each of the jurisdictions in which it operate. In each jurisdiction, the Company estimates the actual amount of taxes currently payable or receivable. The Company also estimates the tax bases of assets and liabilities based on estimates, and such estimates may change when the tax returns are prepared. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to the year when the asset is realized or the liability is settled based on tax rates (and tax laws) that have been enacted as of the financial position date. The Company does not record deferred taxes on unremitted earnings of subsidiaries where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
4. Explanation of transition to IFRS
The Company’s financial statements for the year ending March 31, 2010 will be the first annual financial statements that comply with IFRS and these interim financial statements have been prepared as described in Note 2, including the application of IFRS 1. As part of the transition to IFRS, the Company has prepared IFRS financial information for the opening statement of financial positions as at April 1, 2008, the statement for comprehensive income for the three months and six months ended September 30, 2008 and the statement of financial positions as at March 31, 2009. It is intended that the relevant financial information will be included as the comparative information in the Company’s financial statements for the year ending March 31, 2010.
IFRS 1 requires that comparative financial information be provided. Consequently, the Company’s transition date to IFRS is April 1, 2008. The reconciliation of equity and comprehensive income for comparative periods under Previous GAAP, or US GAAP, to IFRS has been included as parts of notes. IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process.

Exemptions from retrospective application
Following are the exemptions which the Company has opted to apply or not to apply:
i.	Business combinations exemption — The Company has applied the exemption as provided in IFRS 1 on non-application of IFRS 3, to business combinations consummated prior to April 1, 2008.

ii.	Fair value as deemed cost exemption — The Company has not elected to measure any item of property, plant and equipment at its fair value at the date of transition; property, plant and equipment have been measured at cost in accordance with IFRS.

iii.	Employee benefits exemption — The Company has elected not to apply the exemption as provided in IFRS 1. Under Previous GAAP, the Company recognized all actuarial gains/losses immediately in the income statement. The Company has not elected to adopt the corridor approach as per IAS 19, “Employee Benefit”. The accounting treatment has not undergone any change upon adoption of IFRS.

iv.	Cumulative translation differences exemption — The Company had accumulated the translation differences in a separate component of equity under Previous GAAP. Upon transition to IFRS, the treatment of recording translation differences in equity did not undergo any change and consequently the optional exemption of setting cumulative differences as zero and reclassifying the amount recognized in accordance with Previous GAAP as retained earnings as at the transition date was not required to be applied.

v.	Compound financial instruments exemption — The Company did not have any compound financial instrument as on the date of transition. Consequently, upon adoption of IFRS the optional exemption allowed of non-segregation of the liability component if such component was no longer outstanding on the date of transition is not applicable to the company.

vi.	Assets and liabilities of subsidiaries, associates and joint ventures exemption — None of the subsidiaries, associates and the joint ventures has transitioned to IFRS prior to the Company. Vedanta, the parent company of the Company, prepares its financial statements in compliance with IFRS as adopted by the European Union, consequent to which this exemption cannot be availed by the Company.

vii.	Share-based payment transaction exemption — Under Previous GAAP, the Company had applied the fair value recognition and measurement principles similar to those prescribed under IFRS 2, “Share based payments”, for all options granted before the Transition Date. Consequently, upon transition to IFRS, the optional exemption is not applicable to the Company.

viii.	Fair value measurement of financial assets or liabilities at initial recognition exemption — The Company has not applied the amendment offered by the revision of IAS 39, “Financial Instruments: Recognition and Measurement”, on the initial recognition of the financial instruments measured at fair value through income statement where there is no active market.

ix.	Designation of financial assets and financial liabilities exemption — The designation of the financial instruments at the origination done by the Company under Previous GAAP is in accordance with IFRS and therefore this exemption is not applicable to the Company.

x.	Changes in Decommissioning liabilities included in the cost of property, plant and equipment exemption — IFRIC Interpretation1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates; the adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. A first-time adopter need not comply with these requirements for changes in such liabilities that occurred before the date of transition to IFRS. However the Company has measured its liability as per IFRIC Interpretation 1 and decided not to avail the optional exemption.

xi.	Leases exemption — The Company has no arrangements containing a lease as defined under IFRIC Interpretation 4, “Determining whether an Arrangement contains a Lease”, as of the date of the transition and hence this exemption is not applicable to the Company.

xii.	Financial Asset or an Intangible Asset accounted for in accordance with IFRIC Interpretation 12, “Service Concession Arrangements” exemption — The Company has no arrangements which would be classified under Service Concession Arrangements. Consequently the exemption is not applicable to the Company.

xiii.	Borrowing Costs exemption — The Company has capitalized all borrowing costs as per the requirement of revised IAS 23, “Borrowing Costs”. Therefore this exemption is not applicable.

xiv.	Insurance contracts exemption — The Company does not issue any insurance contracts. Consequently, this exemption is not applicable to the Company.
Exceptions from full retrospective application
i.	Derecognition of financial assets and liabilities exception — As per IAS 39, if a first time adopter derecognized non-derivative financial assets or non-derivative financial liabilities under its Previous GAAP as a result of a transaction that occurred before January 1, 2004, it shall not recognize those assets and liabilities under IFRS unless they qualify for recognition as a result of a later transaction or event. The Company did not re-recognize any such financial assets or liabilities which were derecognized before January 1, 2004 and hence, this exception is not applicable.

ii.	Hedge accounting exception — The Company did not have on the date of transition a hedging relationship of a type that does not qualify for hedge accounting under IAS 39. Hence, this exception is not applicable.

iii.	Estimates exception — Upon an assessment of the estimates made under Previous GAAP, the Company has concluded that there was no necessity to revise the estimates under IFRS except where estimates were required by IFRS and not required by Previous GAAP or estimates were required by Previous GAAP and not required by IFRS.

iv.	Assets classified as held for sale and discontinued operations — The Company has not classified any non-current asset as held for sale on or prior to the transition date and hence this exception is not applicable.
Reconciliations
The accounting policies as stated above have been applied in preparing the unaudited condensed consolidated interim financial statements for the three months and six months ended September 30, 2009, the comparative information for the three months and six months ended September 30, 2008, the condensed consolidated financial statements for the year ended March 31, 2009 and the preparation of an opening IFRS Statement of Financial Position at April 1, 2008. In preparing its opening IFRS Statement of Financial Position, comparative information for the three months and six months ended September 30, 2008 and financial statements for the year ended March 31, 2009, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Previous GAAP.

An explanation of how the transition from Previous GAAP to IFRS has affected the Company’s financial position, financial performance and cash flow is set out in the following tables and the Notes that accompany the tables.
a. Reconciliation of equity

		As at
Particulars	Notes	April 1, 2008	September 30, 2008	March 31, 2009
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Equity attributable to equity holders of the parent as per Previous GAAP		221,123	236,772	246,865
Minority interest		58,098	66,069	69,877

Adjusted equity as per Previous GAAP		279,221	302,841	316,742
Cash flow hedge — Basis Adjustment	1	—	1,101	1,336
Capitalization of major overhaul costs	2	15	318	276
Capitalization of exchange loss as an adjustment to interest costs	3	152	149	418
Capitalization of interest income /expense, net	4	(1)	675	270
Leave encashment	5	147	153	164
Share in associate	6	(440)	2,635	2,351
Tax adjustment	7	(101)	(174)	(954)

Equity as per IFRS		278,993	307,698	320,603

Equity attributable to equity holders of the parent		220,804	241,537	250,533
Minority interest		58,189	66,161	70,070
b. Reconciliation of total comprehensive income

		For the three-months	For the six-months ended	For the year ended
Particulars	Notes	ended September 30, 2008	September 30, 2008	March 31, 2009
		(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Comprehensive income attributable to:
Equity holders of the parent		7,563	18,964	29,057
Minority interest		4,178	8,468	12,277

Comprehensive Income after tax as per Previous GAAP		11,741	27,432	41,334
Capitalization of major overhaul costs	2	66	303	260
Capitalization of exchange loss as an adjustment to interest costs	3	(2)	(3)	266
Capitalization of interest income /expense (net)	4	468	676	272
Leave encashment provision	5	18	6	17
Share in associate	6	2,468	3,075	2,791
Tax adjustment	7	545	(73)	(854)

Total Comprehensive Income after tax as per IFRS		15,304	31,416	44,086

Attributable to:
Equity holders of the parent		11,120	22,948	31,709
Minority interest		4,184	8,468	12,377
c. Notes to reconciliation
Under IFRS, minority interest is reported as a separate item within equity. Previous GAAP requires minority interest to be presented separately from equity. Under IFRS, the minority interest’s share of comprehensive income is presented as an allocation of comprehensive income whereas under the Previous GAAP, minority interest’s share of comprehensive income is considered in determining comprehensive income. This difference has resulted in an increase in the equity under IFRS by Rs. 58,098 million, Rs. 66,069 million and Rs. 69,877 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.

1.	Under Previous GAAP as well as under IFRS, the effective portions of cash flow hedges are accounted in the other comprehensive income as cash flow hedges to future expenditure. However, under IFRS when a hedge of a forecast transaction that subsequently results in recognition of a non financial asset, the associated cumulative gains and losses that were previously recognized in other comprehensive income are removed from equity and included in the initial cost or other carrying amount of that asset though such removal of gains and losses are not included in other comprehensive income in the period of removal. Previous GAAP does not permit cumulative gains or losses in a cash flow hedge to be included in the initial cost or other carrying amount of the acquired asset. As a result of this difference, there is an increase in equity under IFRS by Rs. 1,101 million and Rs. 1,336 million as of September 30, 2008 and March 31, 2009, respectively.

2.	Under Previous GAAP, major overhaul costs incurred was fully charged off in the period in which it was incurred. Under IFRS, major overhaul costs incurred are capitalized as plant, property and equipment and are depreciated over the period of benefit expected.

This difference has resulted in an increase in the profit under IFRS by Rs. 66 million in the three-month period ended September 30, 2008, Rs. 303 million in the six-month period ended September 30, 2008 and Rs. 260 million for the year ended March 31, 2009, and an increase in the equity under IFRS by Rs. 15 million, Rs. 318 million and Rs. 276 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.

3.	Under Previous GAAP, capitalization of exchange loss was not allowed and the same was charged off in the period in which it was incurred. Under IFRS, exchange loss can be capitalized to the extent that they are regarded as adjustment to interest cost.

The aforesaid differences have resulted in a decrease in profit under IFRS by Rs. 2 million in the three-month period ended September 30, 2008, Rs. 3 million in the six-month period ended September 30, 2008 and an increase by Rs. 266 million for the year ended March 31, 2009 and an increase in the equity under IFRS by Rs. 152 million, Rs. 149 million and Rs. 418 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.

4.	Under Previous GAAP, interest expenses are capitalized only to the extent directly attributable to expenditure incurred during the construction period (project) and interest income on surplus fund along with related interest expenses are accounted in the statement of comprehensive income. Under IFRS, interest income on surplus fund along with related interest expenses are capitalized to the projects.

The aforesaid differences have resulted in increase in profit under IFRS by Rs. 468 million in the three-month period ended September 30, 2008, Rs. 676 million in the six-month period ended September 30, 2008 and Rs. 272 million for the year ended March 31, 2009 and a decrease in the equity under IFRS by Rs. 1 million as of April 1, 2008, an increase by Rs. 675 million and Rs. 270 million as of September 30, 2008 and March 31, 2009, respectively.

5.	Under Previous GAAP, leave encashment accruals have been made on the basis of arithmetical calculation, whereas under IFRS, the provision has been made on actuarial basis.

The aforesaid differences have resulted in an increase in profit under IFRS by Rs. 18 million in the three-month period ended September 30, 2008, Rs. 6 million in the six-month period ended September 30, 2008 and an increase by Rs. 17 million for the year ended March 31, 2009 and an increase in the equity under IFRS by Rs. 147 million, Rs. 153 million and Rs. 164 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.

6.	Difference in the share of profit of the associate between the Previous GAAP and IFRS mainly on account of treatment of exchange differences to the extent regarded an adjustment to interest cost resulted in an increase in the comprehensive income under IFRS by Rs. 2,468 million in the three-month period ended September 30, 2008, Rs. 3,075 million in the six-month period ended September 30, 2008 and Rs. 2,791 million for the year ended March 31, 2009 and a decrease in the equity under IFRS by Rs. 440 million, an increase by Rs. 2,635 million and an increase by Rs. 2,351 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.

7.	Tax adjustments are on account of deferred tax impact of the adjustment as discussed above and tax rate differences in IFRS and Previous GAAP for inter-company transactions, have resulted in an increase in the profit under IFRS by Rs. 545 million in the three-month period ended September 30, 2008, a decrease in the profit by Rs. 73 million in the six-month period ended September 30, 2008 and Rs. 854 million for the year ended March 31, 2009 and a decrease in the equity under IFRS by Rs. 101 million, Rs. 174 million and Rs. 954 million as of April 1, 2008, September 30, 2008 and March 31, 2009, respectively.
In the statement of cash flow, under Previous GAAP, movement in investment in short-term investments was part of operating activities, whereas in IFRS it is part of investing activities. The aforesaid difference resulted in an increase in net cash provided by operating activities under IFRS by Rs. 15,231 million with a corresponding effect of an increase in net cash used by investing activities under IFRS by Rs. 15,231 million in the Six-month period ended September 30, 2008. Similarly a decrease of Rs. 8,548 million in net cash provided by operating activities with a corresponding effect of a decrease in net cash used by investing activities under IFRS by Rs. 8,548 million for the year ended March 31, 2009. There were no other material reconciliation items between cash flows prepared under Previous GAAP and those prepared under IFRS.
5. Tax expenses
The following are the details of tax expenses charged to the statement of income for the periods indicated:

	For the three-month period ended September 30,			For the six-month period ended September 30,
	2008	2009	2009	2008	2009	2009
	(Rs. in	(Rs. in	(US dollars in	(Rs. in	(Rs. in	(US dollars in
	millions)	millions)	millions)	millions)	millions)	millions)
Current tax:
Indian tax expense	1,838	2,526	52.6	5,503	4,333	90.1
Foreign tax expense	806	294	6.1	867	505	10.5

Total current tax	2,644	2,820	58.7	6,370	4,838	100.6

Deferred tax:
Indian tax expense	118	347	7.2	327	1,220	25.4
Foreign tax expense	15	(304)	(6.3)	65	(625)	(13.0)

Total deferred tax	133	43	0.9	392	595	12.4

Tax expense for the period	2,777	2,863	59.6	6,762	5,433	113.0
Effective income tax rate (%)	13.4	19.5	19.5	16.7	19.0	19.0
The effective tax rate for the three-month period ended September 30, 2009 was 19.5% and the six-month period ended September 30, 2009 was 19.0% and the difference between the statutory tax rate of 34.0% and the effective tax rate was primarily due to tax holidays and exemptions available to Indian companies.
6. Earnings per share (“EPS”)
The following are the basic and diluted EPS for the periods indicated:

	For the three-month period ended September 30,			For the six-month period ended September 30,
	2008	2009	2009	2008	2009	2009
			(US dollars in			(US dollars in
	(Rs. in millions		millions except	(Rs. in millions		millions except
	except EPS data)		EPS data)	except EPS data)		EPS data)
Profit for the period attributable to equity holders of the parent	13,649	8,200	170.5	24,917	16,303	339.0
Weighted average number of equity shares	708,494,411	810,806,809	810,806,809	708,494,411	759,930,152	759,930,152
Earnings per share	19.26	10.11	0.21	35.17	21.45	0.45

7. Cash and cash equivalents
Cash and cash equivalents consist of:

	As at
	March 31, 2009	September 30, 2009	September 30, 2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Cash at banks and in hand	1,222	2,872	59.7
Short-term deposits and short-term investments	1,479	—	—

	2,701	2,872	59.7

8. Assets held for sale
In the six month ended September 30, 2009, the Company has recognized in its aluminum segment assets amounting to Rs. 276 million as assets held for sale.
A description of the assets held for sale is as follows:

	As of September 30, 2009
	Gross Value	Accumulated Depreciation	Net Value
	(Rs. in millions)	(Rs. in millions)	(Rs. in millions)
Smelter	1,305	(1,154)	151
Main receiving station and distributing system (MRSDS)	235	(110)	125
Total	1,540	(1,264)	276
The relatively high cost of operation of BALCO’s Plant I 100,000 tpa smelter which used the Vertical Stud Soderberg (“VSS”) technology at Korba and the steep decline in LME prices made the existing operations at the smelter unviable. Consequently, operations at the smelter were being phased out of production commencing in February 2009 and operations at the smelter ceased on June 5, 2009. MRSDS used in the above mentioned smelter also ceased to be in operation. The Company is in the process of setting up a new 325,000 MT pre-baked technology smelter to increase its capacity and lower costs of production.
The Company has obtained the approval for the dismantle and disposal of the Plant I smelter at Korba and the MRSDS from the appropriate level of management. A program has been initiated for the location of a prospective buyer. The disposal is expected to be completed by June 2010.
The estimated fair value less costs to sell of the assets held for sale is Rs. 1,359 million as of September 30, 2009. Since the estimated fair value less costs to sell of the assets held for sale is higher than the carrying amount of the assets, no impairment has been recognized. The carrying value of the assets has been shown separately in the statement of financial positions.
9. Loans and borrowings
Short-term loans and borrowings represent borrowings with an original maturity of less than one year. Long-term loans and borrowings represent borrowings with an original maturity of greater than one year. Maturity distribution is based on contractual maturities. Interest rates on floating-rate debt are generally linked to benchmark rates.

Short-term loans and borrowings consist of:

	As at
	March 31, 2009	September 30, 2009	September 30, 2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Banks and financial institutions	7,031	13,362	277.9
Non-convertible debentures	—	4,000	83.2
Others(1)	—	281	5.8
Current portion of long-term loans and borrowings(2)	13,171	6,965	144.8

Short-term loans and borrowings	20,202	24,608	511.7
Weighted average interest rate on short-term loans and borrowings	6.8%	4.8%	4.8%
Unused line of credit on short-term loans and borrowings	60,937	77,433	1,610.2

Notes:

(1)	Include debts outstanding to related party of Rs. 281 million ($5.8 million) as of September 30, 2009.

(2)	Include debts outstanding to related party of Rs. 851 million as of March 31, 2009.
Long-term loans and borrowings consist of:

	As at
		September 30,
	March 31, 2009	2009	September 30, 2009
	(Rs. in million)	(Rs. in million)	(US dollars in millions)
Banks and financial institutions	20,128	26,969	560.8
Non-convertible debentures	5,996	5,998	124.7
Others(1)	1,431	618	12.9

Long-term loans and borrowings	27,555	33,585	698.4
Less: Current portion of long-term loans and borrowings(1)	(13,171)	(6,965)	(144.8)

Long-term loans and borrowings	14,384	26,620	553.6

Note:

(1)	Include debts outstanding to related party of Rs. 851 million as of March 31, 2009.
Major loans and borrowings are as follows:
Working capital loans
The Company has credit facilities from various banks for meeting working capital requirements, generally in the form of credit lines for establishing letters of credit, packing credit in foreign currency, or PCFC, cash credit and bank guarantees. Amounts due under working capital loans as of March 31, 2009 and September 30, 2009 were Rs. 2,531 million and Rs. 242 million ($5.0 million), respectively. The working capital loan of Rs. 242 million ($5.0 million) outstanding as of September 30, 2009 is under a cash credit facility. The working capital loans are secured against the inventories and trade accounts receivables.
Foreign currency loans
In November 2008, BALCO obtained a US dollar denominated unsecured loan facility of $25.0 million from DBS Bank Ltd, arranged by DBS Bank Ltd, Mumbai Branch, to meet our capital expenditure requirement on projects. The rate of interest payable on this facility is LIBOR plus 345 basis points. The loan is repayable in three equal yearly installments beginning November 2013. The amount outstanding under this facility as of March 31, 2009 and September 30, 2009 were $25.0 million and $25.0 million (Rs. 1,169 million).
On June 29, 2009, Sterlite Energy entered into US dollar denominated secured term loan facility of $140.0 million (Rs. 6,683.6 million) with India Infrastructure Finance (UK) Company Limited as lender and SBI as facility agent to finance the costs of purchasing machinery and equipment from overseas, supplied in connection with the building of its 2,400 MW thermal coal-based power facility in Jharsuguda in the State of Orissa. The rate of interest payable under this facility is six-month LIBOR plus 535 basis points per annum to be reset semi-annually, which was reset to six-month LIBOR plus 480 basis points from August 2009. 60% of the loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility, 36% of the loan amount is repayable at the end of 12 years from June 29, 2009 in a single installment and the balance 4% of the outstanding loan is repayable in eight quarterly installments commencing from December 2022. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. As of September 30, 2009, Sterlite Energy has not drawn down on the loan.
Term loans
As of September 30, 2009, the Company had nine term loans which consist of two syndicated term loans from ABN AMRO Bank N.V., or ABN AMRO, two term loans from ICICI Bank Limited, or ICICI Bank, one term loan from the Industrial Development Bank of India, or IDBI, one term loan from the State Bank of India, or SBI, one term loan from Punjab National Bank, or PNB, one term loan from Jammu and Kashmir Bank, or J&K Bank, and one syndicate term loan from SBI.
In September 2003 and August 2004, BALCO obtained two syndicated Indian Rupee fixed rate term loan facilities from ABN AMRO totaling Rs. 17,000 million to meet capital expenditure requirements of projects, of which Rs. 15,904 million has been drawn down at an average interest rate of 7.3% per annum. The weighted average interest rate on the loan outstanding is 8.6%. These facilities are secured by a first charge on the movable and immovable properties, present and future tangible or intangible assets and other than current assets of BALCO. The first loan of Rs. 10,000 million is repayable in 12 quarterly installments beginning in January 2007. An amount of Rs. 9,575 million was repaid under the first loan as of September 30, 2009. The second loan of Rs. 7,000 million, of which Rs. 5,904 million has been drawn down, is repayable in eight quarterly installments commencing from May 2009. An amount of Rs. 3,070 million was repaid under the second loan as of September 30, 2009. As of March 31, 2009 and September 30, 2009, the balances due under the two loans were Rs. 5,287 million and Rs. 3,259 million ($67.8 million), respectively.
Pursuant to the approval of the Board for Industrial and Financial Reconstruction, or BIFR, for the rehabilitation scheme of India Foils Limited or “IFL” in November 2008, the Company assumed two loans aggregating to Rs. 1,022.5 million granted by ICICI Bank, on the same terms and conditions by way of two novation agreements entered into among the Company, IFL and ICICI Bank. The first loan of Rs. 1,020 million, of which Rs. 772.5 million was transferred to us pursuant to the novation agreement, has an interest rate of 10% per annum and is repayable in 12 quarterly installments beginning from November 2008, of which Rs. 247.5 million was paid by September 30, 2009. The second loan of Rs. 250 million has an interest rate of 10% per annum, which was reset to 11% from June 2009, and is repayable in 16 quarterly installments beginning from November 2008, of which Rs. 62.5 million was repaid by September 30, 2009. As of September 30, 2009, we had repaid Rs. 310 million of these loans, out of the total loan amount of Rs. 1,022.5 million. As of March 31, 2009 and September 30, 2009, the balances due under the two loans were Rs. 868 million and Rs. 712.5 million ($14.8 million), respectively. These loans are unsecured.
In September 2008, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility from IDBI totaling Rs. 5,000 million. The first draw down of Rs. 1,500 million made in September 2008, at an interest rate of 12% per annum. The second draw down of Rs. 1,000 million was obtained in December 2008, had an interest rate of 12.75% per annum, which has been reset to 12.0% per annum with effect from March 11, 2009. As of September 30, 2009, the balance due under the loans was Rs. 2,500 million ($52.0 million). These loans are unsecured. Sterlite Energy has not repaid this loan as it had entered into another Indian Rupee term loan facility with, among others, IDBI, on June 29, 2009 pursuant to which Sterlite Energy and IDBI agreed that all amounts drawn down by Sterlite Energy under this loan facility will be deemed to be a draw down under the new term loan facility from the initial draw down date of the new term loan facility.
In January 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 5,000 million from the SBI, of which Rs. 2,000 million had been drawn down. The interest rate of the loan is 12.0% per annum. The purpose of the loan is to meet capital expenditure requirements on projects. As of September 30, 2009, the balance due under the loan was Rs. 2,000 million ($41.6 million). This is an unsecured loan. Sterlite Energy has not repaid this loan as it had entered into another Indian Rupee term loan facility with, among others, SBI, on June 29, 2009 pursuant to which Sterlite Energy and SBI agreed that all amounts drawn down by Sterlite Energy under this loan facility will be deemed to be a draw down under the new term loan facility from the initial draw down date of the new term loan facility.
In June 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 1,500 million from the PNB, of which Rs. 740 million had been drawn down. The interest rate of the loan is 12.0% per annum. The purpose of the loan is to meet capital expenditure requirements on projects. As of September 30, 2009, the balance due under the loan was Rs. 740 million ($15.4 million). This is an unsecured loan.
In June 2009, Sterlite Energy obtained an Indian Rupee fixed rate term loan facility of Rs. 1,000 million from the J&K Bank, of which Rs. 200 million had been drawn down. The interest rate of the loan is 12.0% per annum. The purpose of the loan is to meet capital expenditure requirements on projects. As of September 30, 2009, the balance due under the loan was Rs. 200 million ($4.2 million). This is an unsecured loan.

On June 29, 2009, Sterlite Energy entered into an Indian Rupee term loan facility from a syndicate of banks, with SBI acting as facility agent, of Rs. 55,690 million ($1,158.0 million), to finance the cost of building a 2,400 MW thermal coal-based power facility at Jharsuguda in the State of Orissa at an interest rate of 11.5% per annum until June 28, 2010. Thereafter, the interest rate will be reset on a yearly basis to a rate that is 25 basis points below the State Bank of India Benchmark Advance Rate. The facility is secured by, among other things, a first charge over the movable and immovable properties and tangible or intangible assets of Sterlite Energy as well as charges over certain of its bank accounts. The loan is repayable in 48 quarterly installments beginning on a date falling six months after the date of commercial operation of the last unit of the power facility. As of September 30, 2009, Sterlite Energy has not drawn down on this facility All amounts drawn down by Sterlite Energy under the loan facilities granted by IDBI, SBI, PNB and J&K Bank will be deemed to be a draw down under this loan facility from the initial draw down date of this facility.
Buyers’ credit
Sterlite Energy had utilized extended credit terms relating to purchases of property, plant and equipment for our projects. As of March 31, 2009 and September 30, 2009, the balance due under this facility was Rs. 11,451 million and Rs. 14,079 million ($292.8 million), respectively. These loans bear interest at LIBOR plus 162 basis points. SBI has a lien on a fixed deposit of Rs. 3,416 million ($71.0 million) as security over the loan of Rs. 3,317 million ($69.0 million). The remaining balance of Rs. 10,762 million ($223.8 million) is unsecured.
BALCO had utilized buyers’ credit facility for meeting project expenditure requirements. As of March 31, 2009 and September 30, 2009, the balances due under this facility were Rs. 1,260 million and Rs. 1,196 million ($24.9 million). These loans bear interest at LIBOR plus 325 basis points. These are unsecured debts.
In April 2009, BALCO obtained a one time capex letter of credit limit of $100 million from the SBI, which is secured by first pari passu charges on the movable and immovable fixed assets of BALCO. The charge on movable assets has already been created and the creation of charge on immovable assets is under process. As of September 30, 2009, the balance due under this facility was Rs. 4,615 million ($96.0 million). The interest rate on this facility is LIBOR plus 200 basis points. The said facility is repayable from November 2011 to April 2012. The facility was funded by SBI Hongkong and the Bank of Baroda London.
In June 2009, BALCO obtained a non-fund based limit of Rs. 6,250 million from the AXIS Bank for the purchase of capital goods for projects, which is secured by a subservient charge on the current assets and movable fixed assets of BALCO. As of September 30, 2009, the balance due under this facility was Rs. 2,378 million ($49.4 million).The interest rate on this facility is LIBOR plus 200 basis points. The said outstanding amount is repayable from December 2011 to August 2012. The facility was funded by SBI Hongkong, the Bank of Baroda London and DBS Bank Singapore.
Non-convertible debentures
In April 2003, SIIL issued Rs. 1,000 million ($20.8 million) Indian Rupee denominated non-convertible debentures to Life Insurance Corporation of India, or LIC. The debentures were issued in two tranches. Tranche A, in the amount of Rs. 400 million ($8.3 million), is due in April 2010 and Tranche B, in the amount of Rs. 600 million ($12.5 million), is due in April 2013. Interest payable on these debentures is linked to annualized Government of India security rates. The applicable interest rate is 9.25% per annum. These debentures are secured by certain of the Company’s immovable properties.
In November 2008, BALCO issued Rs. 5,000 million ($104.0 million) in Indian Rupee denominated non-convertible debentures to LIC. The debentures are repayable in three equal yearly installments beginning in November 2013. The applicable interest rate is 12.25% per annum. The debentures are secured and have a pari passu charge on BALCO’s movable and immovable properties and present and future tangible or intangible assets, other than BALCO’s current assets to the extent of 1.33 times the issued amount of the debentures.
During the six-month period ended September 30, 2009, SIIL issued an aggregate Rs. 40,800 million ($848.4 million) redeemable non-convertible debentures to various mutual fund companies. The debentures were issued for short periods and the maturity periods for all the debentures are less than 90 days from the date of issue. The interest rate on the debentures is linked to the National Stock Exchange of India’s overnight Mumbai Inter Bank Offer Rate, or MIBOR. The applicable interest rate is MIBOR plus 0.25 % to 0.50% per annum. As of September 30, 2009, debentures of Rs. 4,000 million ($ 83.2 million) were outstanding. These debentures are unsecured.

Commercial papers
In May 2009, SIIL issued Rs. 7,500 million ($156.0 million) Indian Rupee denominated commercial papers to various mutual fund companies at a discount rate of 5.90% per annum. The effective discount rate is 5.81% per annum. Validity of the commercial paper is one year from the date of issue. As of September 30, 2009, the balance due under the commercial papers was Rs. 7,233 million ($150.4 million).
10. Business Combinations
a. Call option — HZL
The Company’s wholly-owned subsidiary, Sterlite Opportunities and Ventures Limited (“SOVL”), had two call options to purchase all of the Government of India’s shares in HZL at fair market value. SOVL exercised the first call option on August 29, 2003 and acquired an additional 18.9% of HZL’s issued share capital, increasing its shareholding to 64.9%. As of March 31, 2009 and September 30, 2009, the Government of India’s holding in HZL was 29.5%. The second call option provides SOVL the right to acquire the Government of India’s remaining 29.5% share in HZL. This call option is subject to the right of the Government of India to sell 3.5% of HZL to HZL employees. This call option is also subject to the Government of India’s right, prior to the exercise of this call option, to sell its shares in HZL through a public offer. From April 11, 2007, SOVL has the right to exercise the second call option. The option has no expiry date. The Company has exercised the second call option vide its letter dated July 21, 2009. The Government has stated that they are maintaining the same stand as in BALCO on the validity of the call option and has refused to act upon the second call option .The Company has invoked the Arbitration clause for referring the matter to arbitration and has appointed its arbitrator, and has requested the Government to nominate its arbitrator nominee so that Arbitral Tribunal is constituted.
b. Call option — BALCO
The Company purchased a 51.0% holding in BALCO from the Government of India on March 2, 2001. Under the terms of this shareholder’s agreement (“SHA”) for BALCO, the Company has a call option that allows it to purchase the Government of India’s remaining ownership interest in BALCO at any point from March 2, 2004. The Company exercised this option on March 19, 2004. However, the Government of India has contested the purchase price and validity of the option. The Company sought an interim order from the High Court of Delhi to restrain the Government of India from transferring or disposing of its shareholding pending resolution of the dispute. The High Court directed on August 7, 2006 that the parties attempt to settle the dispute by way of a mediation process as provided for in the SHA. However, as the dispute could not be settled through mediation, it has been referred to arbitration as provided for in the SHA. Arbitration proceedings commenced on February 16, 2009. The Company has filed its claim statement with the Arbitration Tribunal. The Government of India filed its reply on July 10, 2009. On the request of the Government of India, the Arbitral Tribunal has granted further time until November 27, 2009 to file the affidavits of witnesses and has fixed the matter for final hearing to be held on December 23 to 25, 2009 and January 31 to February 1, 2010.
11. Equity Share Capital
SIIL’s issued equity share capital as of March 31, 2009 and September 30, 2009 was Rs. 1,417 million and Rs. 1,681 million ($35.0 million), consisting of 840,400,422 equity shares.
In July 2009, SIIL issued an additional 131,906,011 equity shares in the form of ADSs, resulting in an increase in issued equity share capital from 708,494,411 equity shares to 840,400,422 equity shares.
12. Dividends
Each equity share holder is entitled to dividends as and when declared by SIIL and pays dividends after obtaining shareholder’s approval. Dividends are paid in Indian Rupees. Remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable taxes.
Equity dividends paid was Rs. 2,834 million in the year ended March 31, 2009. Dividend distribution taxes on the equity dividends were Rs. 481 million in the year ended March 31, 2009.
On April 28, 2009, the board of directors of SIIL recommended a final dividend of Rs. 3.50 ($0.07) per equity share for the year ended March 31, 2009, which was approved by shareholders at the general meeting, held on September 19, 2009 resulting in a payment of Rs. 2,942 million ($61.2 million). Dividend distribution taxes on the equity dividends were Rs. 495 million ($10.3 million) for the fiscal year ended March 31, 2009.

Dividends are payable from the profits determined under generally accepted accounting principles in India (“Indian GAAP”) from statutory standalone financial statements.
Under Indian law, a company is allowed to pay dividends in excess of 10.0% of its paid-up capital in any year from profits for that year only if it transfers a specified percentage of the profits of that year to reserves. The Company makes such transfers to general reserves.
13. Commitments, contingencies, and guarantees
In the normal course of business, the Company enters into certain capital commitments and also gives certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which the Company does not expect any material losses, was Rs. 71,075 million ($1,478.0 million) as of September 30, 2009.
a. Commitments and contingencies
i. Commitments
Capital commitments
The Company had significant capital commitments as of September 30, 2009 amounting to Rs. 124,655 million ($2,592.1 million), related primarily to capacity expansion projects, including commitments amounting to Rs. 82,897 million ($1,723.8 million) for its commercial power generation business and Rs. 27,434 million ($570.5 million) for capacity expansion at BALCO.
Export obligations
The Company had export obligations of Rs. 81,382 million ($1,692.3 million) over the next eight years on account of concessional rates of import duties paid on capital goods under the Export Promotion Capital Goods Scheme enacted by the Government of India. If the Company is unable to meet these obligations, its liability would be Rs. 11,273 million ($234.4 million), reduced in proportion to actual exports. Due to the remote likelihood of it being unable to meet its export obligations, the Company does not anticipate a loss with respect to these obligations and hence has not made any provision in its unaudited condensed consolidated interim financial statements.
ii. Contingencies
Certain of the Company’s operating subsidiaries have been named as parties to legal actions by third party claimants and by the Indian sales tax, excise and related tax authorities for additional sales tax, excise and indirect duties. These claims primarily relate either to the assessable values of sales and purchases or to incomplete documentation supporting the Company’s tax returns. The total claim related to these tax liabilities is Rs. 4,721 million ($98.2 million). The Company has evaluated these contingencies and estimated that some of these claims may result in loss contingencies and hence has recorded Rs. 100 million ($2.1 million) as current liabilities as of September 30, 2009.
The claims by third party claimants amounted to Rs. 4,622 million ($96.1 million) as of September 30, 2009. No liability has been recorded against these claims, based on the Company’s expectation that none of these claims will become its obligations. Although the results of legal actions cannot be predicted with certainty, it is the opinion of the Company’s management, after taking appropriate legal advice, that the likelihood of these claims becoming its obligations is remote and, as a result, the resolution of these claims will not have a material adverse effect, if any, on the Company’s business, financial condition or results of operations. Therefore, the Company has not recorded any additional liability beyond what is stated above in relation to litigation matters in the unaudited condensed consolidated interim financial statements.
b. Guarantees
The Company has given guarantees in the normal course of business for the purpose as stated below as of September 30, 2009:
•	Guarantees on the issuance of customs and excise duty bonds amounting to Rs. 741 million ($15.4 million) for import of goods including capital equipment at concessional rates of duty. The Company does not anticipate any liability on these guarantees.

•	Corporate guarantee of Rs. 34,000 million ($707.0 million) on behalf of Vedanta Aluminium for obtaining credit facilities. The Company also issued corporate guarantees of Rs. 14,704 million ($305.8 million) for importing capital equipment at concessional rates of duty under the Export Promotion Capital Goods Scheme enacted by the

Government of India and Rs. 88 million ($1.8 million) for raw material imports. Vedanta Aluminium is obligated to export goods worth eight times the value of concessions enjoyed in a period of eight years following the date of import, failing which the Company will be liable to pay the dues to the Government of India. As of September 30, 2009, the Company determined that it has no liability on these corporate guarantees.

•	Bank guarantee amounting to AUD 5.0 million (Rs. 210 million or $4.4 million) as of September 30, 2009, in favor of the Ministry for Economic Development, Energy and Resources, as a security against rehabilitation liabilities on behalf of CMT. The same guarantee is backed up by the issuance of a corporate guarantee of Rs. 320 million ($6.7 million). These liabilities have been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Bank indemnity guarantees amounting to AUD 2.9 million (Rs. 121 million or $2.5 million) as of September 30, 2009, in favor of the State Government of Queensland, Australia, as a security against rehabilitation liabilities that are expected to occur at the closure of the mine. The environmental liability has been fully recognized in the Company’s unaudited condensed consolidated financial statements. The Company does not anticipate any additional liability on these guarantees.

•	Performance bank guarantees amounting to Rs. 1,753 million ($36.5 million) as of September 30, 2009. These guarantees are issued in the normal course of business while bidding for supply contracts or in lieu of advances received from customers. The guarantees have varying maturity dates normally ranging from six months to three years. These are contractual guarantees and are enforceable if the terms and conditions of the contracts are not met and the maximum liability on these contracts is the amount mentioned above. The Company does not anticipate any liability on these guarantees.

•	Bank guarantees for securing supplies of materials and services in the normal course of business. The value of these guarantees as of September 30, 2009 was Rs. 1,995 million ($41.5 million). The Company has also issued bank guarantees in the normal course of business for an aggregate value of Rs. 515 million ($10.7 million) for litigation, against provisional valuation and for other liabilities. The Company does not anticipate any liability on these guarantees.

•	Two irrevocable letters of credit of $50 million each in favor of Asarco, one of which the Company gave as a security deposit at the time of signing the previous agreement with Asarco on February 4, 2009 and the second of which the Company gave as an additional security deposit at the time of signing the current agreement with Asarco on March 6, 2009. Further , the Company has given a third irrevocable letter of credit of $25 million in favor of Asarco on May 15, 2009 after the approval by the US Bankruptcy Court of the adequacy of the disclosure statement submitted by Asarco in support of the reorganization plan proposed by Asarco and sponsored by Sterlite USA.
The Company’s outstanding guarantees cover obligations aggregating Rs. 59,802 million ($1,243.5 million) as of September 30, 2009, the liabilities for which have not been recorded in its unaudited condensed consolidated interim financial statements.
14. Segment Information
The Company is primarily in the business of non-ferrous mining and metals in India and Australia. The Company has five reportable segments: copper, zinc, aluminum, power and corporate and others. The management of the Company is organized by its main products: copper, zinc, aluminum and power. Each of the reportable segments derives its revenues from these main products and hence these have been identified as reportable segments by the Company’s chief operating decision maker (“CODM”). Segment profit amounts are evaluated regularly by the Company’s Group Chief Executive Officer (“Group CEO”) who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
Copper
The copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in Southern India and a refinery and two copper rod plants at Silvassa in Western India. The Company obtains a small quantity of copper concentrate from its Mt. Lyell copper mine in Tasmania, Australia, owned by CMT. The segment also includes a precious metal refinery at Fujairah in the United Arab Emirates.
Zinc
The Company’s zinc business is owned and operated by HZL. HZL’s operations include four lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter, one lead-zinc smelter, three sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the State of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India.
Aluminum
The aluminum business is owned and operated by BALCO. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters, of which operations at the old 100,000 tpa aluminum smelter at Korba was partially suspended from February 2009 and ceased completely on June 5, 2009, and two captive power plants, of which the 270 MW power plant is now used for commercial purpose since the shut down of the 100,000 tpa smelter, in the State of Chhattisgarh in Central India. Power generated by the 270 MW power plant is sold to third parties.
Power
The commercial power generation business includes the 123.2 MW of wind power plants commissioned by HZL and one 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shut down of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. The Company’s power business is still under development, and it expects to have meaningful operating results for the commercial power generation business segment in fiscal 2011, when Sterlite Energy’s first power project is expected to begin progressive commissioning from the fourth quarter of fiscal 2010.
Corporate and others
The operating segment “Corporate and others” includes other corporate activities.
Business segments
The operating segments reported are the segments of the Company for which separate financial information is available. Segment profit amounts are evaluated regularly by the Group CEO who has been identified as its CODM in deciding how to allocate resources and in assessing performance.
The following table presents revenue and profit information and certain assets information regarding the Company’s business segments for the six-month periods ended September 30, 2008 and 2009.
a. For the six-month period ended September 30, 2008

					Corporate
	Copper	Zinc	Aluminum	Power	and others	Elimination	Total
	(Rs. in millions)
Revenue
Sales to external customers	67,217	33,388	22,754	474	—	—	123,833
Inter-segment sales	—	—	92	—	—	(92)	—

Segment revenue	67,217	33,388	22,846	474	—	(92)	123,833

Results
Segment profit	9,887	19,295	7,326	604	(3)	—	37,109
Depreciation and amortization	(940)	(1,388)	(1,440)	(298)	—	—	(4,066)

Operating profit	8,947	17,907	5,886	306	(3)	—	33,043

Finance costs							(1,567)
Investment revenue							8,889
Share in profit of associate					14		14
Tax expense							(6,762)
Profit for the period							33,617

Assets
Segment assets	153,363	149,264	56,303	35,644	340	—	394,914
Investment in associate	—	—	—	—	19,070	—	19,070
Total assets	153,363	149,264	56,303	35,644	19,410	—	413,984
Additions to property, plant and equipment	1,332	4,664	2,034	11,593	—	—	19,623

b. For the six-month period ended September 30, 2009

					Corporate
	Copper	Zinc	Aluminum	Power	and others	Elimination	Total	Total
								(US dollars in
	(Rs. in millions)							millions)
Revenue
Sales to external customers	58,668	32,075	12,386	2,601	—	—	105,730	2,198.6
Inter-segment sales	—	—	51	810	—	(861)	—	—

Segment revenue	58,668	32,075	12,437	3,411	—	(861)	105,730	2,198.6

Results
Segment profit	3,343	18,139	2,084	1,818	(3)	—	25,381	527.8
Depreciation and amortization	(983)	(1,373)	(1,196)	(361)	—	—	(3,913)	(81.4)

Operating profit	2,360	16,766	888	1,457	(3)	—	21,468	446.4

Finance costs							(3,259)	(67.8)
Investment revenue							8,947	186.1
Share in profit of associate					1,398		1,398	29.1
Tax expense							(5,433)	(113.0)
Profit for the period							23,121	480.8

Assets
Segment assets	218,940	177,303	72,557	70,732	336	—	539,868	11,226.2
Investment in associate	—	—	—	—	16,861	—	16,861	350.6
Total assets	218,940	177,303	72,557	70,732	17,197	—	556,729	11,576.8
Additions to property, plant and equipment	1,543	13,817	9,458	16,174	(2)	—	40,990	852.4
15. Related Party Transactions
The Company enters into transactions in the normal course of business with its related parties, including its parent, Vedanta and its subsidiaries and companies over which it has significant influence. The significant transactions relate to normal sale and purchase of goods, and investments. Related party transactions also include legal fees paid to a firm in which a director of a wholly-owned subsidiary is a partner, on normal commercial terms and conditions. All inter-company transactions and balances are eliminated in consolidation. A summary of significant related party transactions for the Six-month period ended September 30, 2008 and 2009 is noted below:
Enterprises where the principal shareholders have control or significant influence
•	Vedanta Resources plc (“Vedanta”)

•	Twin Star Holdings Limited (“Twin Star”)

•	The Madras Aluminium Company Limited (“MALCO”)

•	Sterlite Technologies Limited (“STL”)

•	Konkola Copper Mines plc (“KCM”)

•	Monte Cello Corporation NV (“MCNV”)

•	Sterlite Foundation

•	Anil Agarwal Foundation

•	Political and Public Awareness Trust

•	Volcan Investments Limited (“Volcan”)

•	Vedanta Resources Holding Limited

•	Vedanta Resource Cyprus Limited

•	Sesa Goa Limited (“Sesa Goa”)

•	Sesa Industries Limited (“Sesa Industries”)

•	Twinstar Infrastructure Limited
Associate
Vedanta Aluminium Limited (“Vedanta Aluminium”)
Associate of Vedanta Resources Plc
India Foils Limited (“IFL”)*

*	With the hive-off of IFL in November 2008, IFL is no longer a related party of the Company.

	For the six-month period ended September 30,
	2008	2009	2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Sales
STL	2,917	990	20.6
MALCO	2	—	—
IFL	552	—	—
Vedanta Aluminium Limited	645	728	15.1
Purchases
STL	11	1	0.0
Sesa Industries Limited	—	29	0.6
Sesa Goa Limited	2	—	—
Vedanta Aluminium Limited	469	416	8.7
KCM	—	373	7.8
MALCO	14	26	0.5
Interest and dividend income / (expense)
Vedanta	29	(11)	(0.2)
Vedanta Aluminium Limited	172	1,263	26.3
KCM	108	106	2.2
MALCO	(102)	(90)	(1.9)
Twin star	(1,615)	(1,584)	(32.9)
Management fees income /(expense)
Vedanta	(107)	(121)	(2.5)
Loans given during the year
Vedanta Aluminium Limited	1,000	17,050	354.5
KCM	4,332	—	—
Vedanta	2,166	—	—
Loans repaid during the year
Vedanta	2,166	—	—
Guarantees outstanding*
Vedanta Aluminium Limited	22,025	48,792	1,014.6
IFL	1,815	—	—
Donations
Sterlite Foundation	24	3	0.1

**	Maximum guarantee amount and does not represent actual liability.

The significant receivables from and payable to related parties as of March 31, 2009 and September 30, 2009 are set out below:

	As of March 31,	As of September 30,
	2009	2009	2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Receivable from/(payable to):
STL	274	269	5.6
Vedanta Aluminium Limited	16,087	33,257	691.6
MCNV	(570)	—	—
Vedanta	(1,735)	(1,952)	(40.6)
MALCO	—	26	0.5
KCM	5,625	5,447	113.3
Sesa Goa Limited	16	30	0.6
Twin Star	1	1	0.0
Twin star Infrastructure Limited	(281)	(281)	(5.8)
Sesa Industries Limited	—	(10)	(0.2)
Anil Agarwal foundation	—	1	0.0
IFL	—	—	—
16. Subsequent Events
Issue of Foreign Currency Convertible Notes (“FCCNs”)
In October 2009, SIIL issued $500 million aggregate principal amount of 4.00% Convertible Senior Notes of $1,000 (the “Notes”) each. Subject to certain exceptions, the Notes are convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $1,000 principal amount of Notes, which is equal to a conversion price of approximately $23.33 per ADS. The Notes will mature on October 30, 2014, unless earlier repurchased or redeemed by SIIL or converted.
SIIL intends to use the net proceeds from the offering of the Notes for the expansion of its copper business, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the RBI.
Asarco Acquisition
On March 6, 2009, the Company and Asarco, a copper mining, smelting and refining company based in Tucson, Arizona, United States, signed an agreement for the Company to acquire substantially all of the operating assets of Asarco for $1.7 billion, which, on June 12, 2009, the Company agreed to increase to $1.87 billion, mostly related to an expected increase in working capital on the closing date. On August 10, 2009, the Company revised the purchase consideration to $1,795.2 million, comprising a cash payment of $1,587.3 million and a senior secured non-interest bearing promissory note for $207.9 million, payable over a period of nine years. The consideration was revised to reflect an increase in copper prices, to meet the expectations of Asarco’s creditors, and monetization (in case at closing) of the reduction in value of the promissory note from $770 million to $207 million. On August 20, 2009, the Company further revised the consideration by increasing the purchase consideration by approximately $500 million to $2.1 billion payable fully in cash.
On August 23, 2009, the Company further revised its offer to approximately $2.14 billion payable fully in cash. The revised offer reflects the full elimination of the promissory note by monetizing it. The Company would be the beneficiary of approximately 73% of the proceeds from creditors’ interest in the Brownsville judgment against the Americas Mining Corporation, a subsidiary of Grupo México, which was awarded by the US District Court for Southern District of Texas, Brownsville Division (“US District Court”), against Americas Mining Corporation requiring it to return to Asarco 260.09 million common stock of Southern Copper Corporation, together with past dividends received with interest, worth over $6.0 billion in aggregate.
On August 31, 2009, the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code, made its recommendation to the US District Court to confirm the Parent Plan (proposed by Asarco’s parent companies), and to reject the Debtors Plan (proposed by Asarco and sponsored by the Company’s wholly owned subsidiary, Sterlite USA).

On September 10, 2009, Company further revised its offer to $2.565 billion payable fully in cash. In the revised offer, the Company would be the beneficiary of 100% of the proceeds from the creditor’s interest in the Brownsville judgment. The offer was revised to provide full cash to all creditor groups including the asbestos creditors, creditors who submitted late filed claims and creditors with subordinated claims, and to provide for surplus cash after closing for the smooth continued operations of acquired assets. It also eliminated the put option agreed to be granted to a trust for Asarco’s asbestos creditors. The Company also agreed that its maximum recovery from creditors interest in the Brownsville judgment would be limited to approximately $900 million.
On September 24, 2009 the Bankruptcy Court further recommended to the US District Court that it should reject the Company’s revised offer made on September 10, 2009 and to confirm the Parent Plan. On November 13, 2009, the US District Court confirmed the Parent Plan and rejected the Debtor Plan. The Company is evaluating its options regarding filing an appeal against the decision of the US District Court. Subsequently, Asarco terminated the March 6, 2009 agreement with the Company and Asarco has drawn for $ 50 million provided as deposit under the Purchase and Sale agreement (“PSA”) and returned the other two LC’s of $ 75 million in total. Company has filed for an application to the US Bankruptcy Court for return of $ 50 million drawn by Asarco.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     You should read the following discussion in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report. We urge you to carefully review and consider the various disclosures made by us in this report and in our other SEC filings, including our annual report on Form 20-F for fiscal 2009, as amended by an annual report on Form 20-F/A (Registration No. 001-33175). Some of the statements in the following discussion are forward-looking statements. See “Special note regarding forward-looking statements.” Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth elsewhere in this report and those set forth below.
Overview
     We are a non-ferrous metals and mining company with operations in India and Australia. We also have a minority interest in Vedanta Aluminium Limited, or Vedanta Aluminium, an alumina refining and aluminum smelting company, and are developing a commercial power generation business in India that leverages our experience in building and managing captive power plants used to support our copper, zinc and aluminum businesses. We have experienced significant growth in recent years through various expansion projects which have expanded our copper smelting business, by acquiring our zinc and aluminum businesses in 2002 and 2001, respectively, through the Government of India privatization programs and by successfully growing our acquired businesses. We believe our experience in operating and expanding our business in India will allow us to capitalize on attractive growth opportunities arising from India’s large mineral reserves, relatively low cost of operations and large and inexpensive labor and talent pools.
     The following tables are derived from our unaudited condensed consolidated financial data and set forth:
•	the revenue for each of our business segments as a percentage of our revenue on a consolidated basis;
•	the operating profit for each of our business segments as a percentage of our operating profit on a consolidated basis; and
•	the segment profit, calculated by adjusting operating profit for depreciation, depletion and amortization, as applicable, for each of our business segments as a percentage of our segment profit on a consolidated basis.

	Six months ended September 30,
	2008	2009
	(In percentages)
Revenue:
Copper	54.3	55.5
Zinc	27.0	30.3
Aluminum	18.3	11.7
Power	0.4	2.5
Corporate and others	—	—

Total	100.0	100.0

Operating Profit:
Copper	27.1	11.0
Zinc	54.2	78.1
Aluminum	17.8	4.1
Power	0.9	6.8
Corporate and others	—	—

Total	100.0	100.0

Segment Profit(1) :
Copper	26.6	13.2
Zinc	52.0	71.5
Aluminum	19.7	8.2
Power	1.7	7.1
Corporate and others	—	—

Total	100.0	100.0

Note:

(1)	Segment profit is calculated by adjusting operating profit for depreciation and amortization. Our segment profit may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation. We have included our segment profit because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our segment profit should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. We believe that the inclusion of supplementary adjustments applied in our presentation of segment profit are appropriate because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. In addition, our segment profit is among the primary indicators that our management uses as a basis for planning and forecasting of future periods. The following table reconciles operating revenue to segment profit for the periods indicated:

	Six months ended September 30,
	2008		2009		2009
	(in millions)
Copper:
Segment Result	Rs.	8,947	Rs.	2,360	$49.1
Plus:
Depreciation and amortization		940		983	20.4

Segment profit	Rs.	9,887	Rs.	3,343	$69.5

Zinc:
Segment result	Rs.	17,907	Rs.	16,766	$348.6
Plus:
Depreciation and amortization		1,388		1,373	28.6

Segment profit	Rs.	19,295	Rs.	18,139	$377.2

Aluminum:
Segment result	Rs.	5,886	Rs.	888	$18.5
Plus:
Depreciation and amortization		1,440		1,196	24.8
Segment profit	Rs.	7,326	Rs.	2,084	$43.3

Power:
Segment result	Rs.	306	Rs.	1,457	$30.3
Plus:
Depreciation and amortization		298		361	7.5

Segment profit	Rs.	604	Rs.	1,818	$37.8

Corporate and Others:
Segment result	Rs.	(3)	Rs.	(3)	$(0.0)
Plus:
Depreciation and amortization		—		—	—

Segment profit	Rs.	(3)	Rs.	(3)	$(0.0)

Business Summary
     Our company is comprised of the following business segments:
•	Copper. Our wholly-owned copper business is principally one of custom smelting and includes a copper smelter, a refinery, a phosphoric acid plant, a sulphuric acid plant, a copper rod plant, a doré anode plant and two captive power plants at Tuticorin in the State of Tamil Nadu in Southern India and a refinery and two copper rod plants at Silvassa in Western India. In addition, we own the Mt. Lyell copper mine in Tasmania, Australia, which provides a small percentage of our copper concentrate requirements, and a precious metal refinery in Fujairah in the UAE. Our primary products are copper cathodes and copper rods.
•	Zinc. Our zinc business is owned and operated by Hindustan Zinc Limited, or HZL, India’s leading zinc producer with a 79.0% market share by volume of the Indian zinc market in fiscal 2009, according to India Lead Zinc Development Association, or ILZDA. We have a 64.9% ownership interest in HZL. The remainder of HZL is owned by the Government of India (29.5%) and institutional and public shareholders (5.6%). HZL is a fully integrated zinc producer with operations including four lead-zinc mines, three hydrometallurgical zinc smelters, one lead smelter, one lead zinc smelter, three sulphuric acid plants, a silver refinery and five captive power plants in the State of Rajasthan in Northwest India, one hydrometallurgical zinc smelter and a sulphuric acid plant in the state of Andhra Pradesh in Southeast India, and a zinc ingot melting and casting plant at Haridwar in the State of Uttarakhand in North India. HZL’s primary products are zinc and lead ingots.
•	Aluminum. Our aluminum business is primarily owned and operated by Bharat Aluminium Company Limited, or BALCO. We have a 51.0% ownership interest in BALCO. The remainder of BALCO is owned by the Government of India. We have exercised our option to acquire the Government of India’s remaining 49.0% ownership interest, though the exercise of this option has been contested by the Government of India and the Government of India retains the right and has expressed an intention to sell 5.0% of BALCO to BALCO employees. BALCO’s operations include two bauxite mines, one alumina refinery, two aluminum smelters and two captive power plants. Operations at the older 100,000 tpa aluminum smelter was partially suspended from February 2009 and ceased on June 5, 2009. Following the shut down of the 100,000 tpa aluminum smelter, the 270 MW captive power is now used for commercial purpose as power generated by the power plant is sold to third parties. BALCO’s primary products are aluminum ingots, rods and rolled products.
•	Power. Our commercial power generation business includes the 123.2 MW of wind power plants commissioned by our 64.9% owned subsidiary HZL and a 270 MW power plant at BALCO’s Korba facility which was previously for captive use before the shut down of the 100,000 tpa aluminum smelter at Korba on June 5, 2009. Our power business is still under development, and we expect to have meaningful operating results for our commercial power generation business segment in the fiscal 2011, when Sterlite Energy’s first power project to construct a 2,400 MW thermal coal-based power facility (comprising four units of 600 MW each) in Jharsuguda in the State of Orissa is expected to begin progressively commissioning starting in the fourth quarter of fiscal 2010, with full completion anticipated by the third quarter of fiscal 2011. We have obtained coal block allocations of 112.2 million tons from the Ministry of Coal of the Government of India to support this facility. Further, in July 2008, Sterlite Energy was awarded the tender for a project to build a 1,980 MW thermal coal-based commercial power plant at Talwandi Sabo, in the State of Punjab, India, by the Government of Punjab. The project is expected to be completed in April 2013.

•	Corporate and Others. Our corporate and other business segment primarily includes our equity investment in Vedanta Aluminium. We hold a 29.5% minority interest in Vedanta Aluminium, which is not consolidated into our financial results and which is accounted for as an equity investment.
Subsequent Events
Issue of Foreign Currency Convertible Notes (“FCCNs”)
In October 2009, we issued $500 million aggregate principal amount of 4.00% Convertible Senior Notes of $1,000 each. Subject to certain exceptions, the notes are convertible, at the option of the holder, into ADSs at a conversion rate of 42.8688 ADSs per $1,000 principal amount of notes, which is equal to a conversion price of approximately $23.33 per ADS. The notes will mature on October 30, 2014, unless earlier repurchased or redeemed by us or converted.
We intend to use the net proceeds from the offering for expansion of our copper business, acquisition of complementary businesses outside of India and any other permissible purpose under, and in compliance with, applicable laws and regulations in India, including the external commercial borrowing regulations specified by the RBI
Asarco Acquisition
On March 6, 2009, we and Asarco, a copper mining, smelting and refining company based in Tucson, Arizona, United States, signed an agreement for us to acquire substantially all of the operating assets of Asarco for $1.7 billion, which, on June 12, 2009, we agreed to increase to $1.87 billion, mostly related to an expected increase in working capital on the closing date. On August 10, 2009, we revised the purchase consideration to $1,795.2 million, comprising a cash payment of $1,587.3 million and a senior secured non-interest bearing promissory note for $207.9 million, payable over a period of nine years. The consideration was revised to reflect an increase in copper prices, to meet the expectations of Asarco’s creditors and monetization (in case at closing) of reduction in value of the promissory note from $770 million to $207 million. On August 20, 2009, we further revised the consideration by increasing the purchase consideration by approximately $500 million to $2.1 billion payable fully in cash.
On August 23, 2009, we further revised our offer to approximately $2.14 billion payable fully in cash. The revised offer reflects the full elimination of the promissory note by monetizing it. We would be the beneficiary of approximately 73% of the proceeds from creditors’ interest in the Brownsville judgment against the Americas Mining Corporation, a subsidiary of Grupo México, which was awarded by the US District Court for Southern District of Texas, Brownsville

Division (“US District Court”), against Americas Mining Corporation requiring it to return to Asarco 260.09 million common stock of Southern Copper Corporation, together with past dividends received with interest, worth over $6.0 billion in aggregate.
On August 31, 2009, the US Bankruptcy Court for the Southern District of Texas, Corpus Christi Division, before which Asarco has been in reorganization proceedings under Chapter 11 of the US Bankruptcy Code, made its recommendation to the US District Court to confirm the Parent Plan (proposed by Asarco’s parent companies), and to reject the Debtors Plan (proposed by Asarco and sponsored by the Company’s wholly owned subsidiary, Sterlite USA).
On September 10, 2009, we further revised our offer to $2.565 billion payable fully in cash. In the revised offer, we would be the beneficiary of 100% of the proceeds from the creditor’s interest in the Brownsville judgement. The offer was revised to provide full cash to all creditor groups including asbestos creditors, creditors who submitted late filed claims and creditors with subordinated claims, and provided for surplus cash after closing for the smooth continued operations of acquired assets. It also eliminated the put option agreed to be granted to a trust for Asarco’s asbestos creditors. We also agreed that our maximum recovery from creditors’ interest in Brownsville judgement would be limited to approximately $900 million.
On September 24, 2009 the Bankruptcy Court further recommended to the US District Court that it should reject our revised offer made on September 10, 2009 and confirm the Parent Plan. On November 13, 2009, the US District Court confirmed the Parent Plan and rejected the Debtor Plan. We are evaluating our options regarding filing an appeal against the decision of the US District Court. Subsequently, Asarco terminated the March 6, 2009 agreement with us and Asarco has drawn for $ 50 million provided as deposit under the PSA and returned the other two LC’s of $ 75 million in total. We have filed for an application to the US Bankruptcy Court for return of $ 50 million drawn by Asarco
Global Economic Conditions
     Global economic conditions have deteriorated and the outlook for commodity prices remains uncertain in the short to medium term. However, as of September 30, 2009, we had a strong balance sheet with cash and liquid investments totaling Rs. 241,857 million ($5,029.3 million), net cash and no significant near-term debt redemption obligations.
Passive Foreign Investment Company
     As discussed in our annual report on Form 20-F for the financial year ended March 31, 2009, as amended by our annual report on Form 20-F/A (File No. 001-33175), declines in the market prices of our equity shares and ADSs may increase the likelihood that we will be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes for our current or any subsequent taxable year. While we will be unable to determine if we are a PFIC until the end of our taxable year ended March 31, 2010, if we are treated as a PFIC, certain adverse United States federal income tax consequences could apply to a US Holder (as defined under “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F, as amended) holding an ADS or equity share during such year. US Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of ADSs or equity shares and the availability and advisability of any elections. See “Item 3. Key Information — D. Risk Factors — Risks Relating to our ADSs — We may be classified as a passive foreign investment company, which could result in adverse United States federal income tax consequences to US Holders.” and “Item 10. Additional Information — E. Taxation — United States Federal Income Taxation” in our annual report on Form 20-F, as amended.
Factors Affecting Results of Operations
     Our results of operations are primarily affected by commodity prices, our cost of production, our production output, government policy in India and exchange rates.
Metal Prices and Copper TcRc
Overview
     Our results of operations are significantly affected by the treatment charge and refining charge, or TcRc, of copper in our copper business and the commodity prices of the metals that we produce, which are based on The London Metal Exchange Limited, or LME, prices, in our zinc and aluminum businesses. Both the TcRc of copper and the commodity prices of the metals we produce can vary significantly when supply of and demand for copper smelting and refining capacity and the metals we produce fluctuate. While copper smelters and metal producers are unable to influence the market rate of the TcRc or commodity prices directly, events such as changes in copper smelting or commodity production capacities, temporary price reductions or other attempts to capture market share by individual smelters and metal producers, including by our consolidated group of companies, may have an effect on market prices. Moreover, the prices realized by us can, to some extent, be affected by the particular terms we are able to negotiate for the contractual arrangements we enter into with buyers. Price variations and market cycles, including recent volatility for both LME prices and the copper TcRc, have historically influenced, and are expected to continue to influence, our financial performance.
     Recent global market and economic conditions have been unprecedented and challenging with tighter credit conditions and recession in most major economies continuing into 2009. These conditions, combined with volatile oil prices, declining business and consumer confidence and increased unemployment, have contributed to volatility of unprecedented levels. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected, leading to decreased spending by businesses and consumers and, in turn, corresponding decreases in global infrastructure spending and commodity prices. The outlook for the copper TcRc and copper, zinc and aluminum commodity prices remains uncertain in the short to medium term, and further decreases, including as a consequence of continued challenging, or a further deterioration in, global market and economic conditions, may have an adverse impact upon our financial performance.
Copper
     The revenue of our copper business fluctuates based on the volume of our sales and the LME price of copper. However, as our copper business is primarily one of custom smelting and refining, with approximately 8.9% of our copper concentrate requirements sourced from our own mine, the profitability of our copper business is significantly dependent upon the market rate of the TcRc. We purchase copper concentrate at the LME-linked price for the relevant quotational period less a TcRc that we negotiate with our suppliers but which is influenced by the prevailing market rate for the TcRc. The market rate for the TcRc is significantly dependent upon the availability of copper concentrate, worldwide copper smelting capacity and transportation costs. The TcRc that we are able to negotiate is also substantially influenced by the TcRc terms established by certain large Japanese custom smelters. The profitability of our copper business as to the portion of our copper business where we source copper concentrate from third parties, which accounted for 91.1% of our copper concentrate requirements during the six-month ended September 30, 2009, is thus dependent upon the amount by which the TcRc we are able to negotiate exceeds our smelting and refining costs. The profitability of our copper operations is also affected by the prices we receive upon the sale of by-products, such as sulphuric acid and precious metals, which are generated during the copper smelting and refining process. The prices we receive for by-products can vary significantly, including as a result of changes in supply and demand and local market factors in the location the by-product is produced. The following table sets forth the average TcRc that we have realized for the periods indicated:

	Six months ended September 30,
	2008	2009
	(in US cents per pound)
Copper TcRc	12.4¢/lb	13.2¢/lb
     The LME price of copper affects our profitability as to the portion of our copper business where we source copper concentrate from our own mine, which accounted for approximately 8.9% of our copper concentrate requirements during the six-month period ended September 30, 2009 and which is expected to decrease as a percentage in the future as the reserves of our sole remaining copper mine, Mt. Lyell in Tasmania, Australia, are expected to be exhausted by fiscal 2013 and to the extent we seek to increase our copper smelting and refining capacity. The following table sets forth the daily average copper LME price for the periods indicated:

	Six months ended September 30,
	2008	2009
	(in US dollars per ton)
Copper LME	$8,064	$5,276

Zinc and Aluminum
     The revenue of our zinc and aluminum businesses fluctuate based on the volume of our sales and the respective LME prices of zinc and aluminum. Our zinc business is fully integrated, so its profitability is dependent upon the difference between the LME price of zinc and our cost of production, which includes the costs of mining and smelting. BALCO is a partially integrated producer and during the six-month ended September 30, 2009 sourced in excess of 84% of its alumina requirements from third party suppliers, including 26% from international and domestic suppliers and 58% from Vedanta Aluminium, with the remaining 16% provided by BALCO’s own bauxite mines and alumina refinery. Operations at BALCO’s Korba alumina refinery were ramped down as a result of the shut-down of the BALCO Plant 1 100,000 tpa old smelter in June 2009. Going forward, we expect BALCO to source a majority of its alumina requirements from Vedanta Aluminium. For the portion of our aluminum business where the alumina is sourced internally, profitability is dependent upon the LME price of aluminum less our cost of production, which includes the costs of bauxite mining, the refining of bauxite into alumina and the smelting of alumina into aluminum. For the portion of our aluminum business where alumina is sourced from third parties, including Vedanta Aluminium, profitability is dependent upon the LME price of aluminum less the cost of the sourced alumina and our cost of production. The following table sets forth the daily average zinc, lead and aluminum LME prices for the periods indicated:

	Six months ended September 30,
	2008	2009
	(in US dollars per ton)
Zinc LME	$1,941	$1,621
Lead LME	$2,111	$1,722
Aluminum LME	$2,865	$1,652
India Market Premium
     Generally, our products sold in India are sold at a premium to the LME market price due to a number of factors including the customs duties levied on imports by the Government of India, the costs to transport metals to India and regional market conditions. See “— Government Policy.” As a result, we endeavor to sell as large a quantity of our products as possible in India.
Hedging
     We have historically engaged in hedging strategies to a limited extent to partially mitigate our exposure to fluctuations in commodity prices, as further described in “— Qualitative Disclosures about Market Risk — Commodity Price Risk.”
Cost of Production
     Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses. Cost of production also includes cost of alumina for our aluminum business, as described under “— Metal Prices and Copper TcRc.” Cost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.
     Energy cost is the most significant component of the cost of production in our metal production businesses. Most of our power requirements are met by captive power plants, which are primarily coal-fueled. Thermal coal, diesel fuel and fuel oil, which are used to operate our power plants, and metcoke, which is used in the zinc smelting process, are currently sourced from a combination of long-term and spot contracts. Our aluminum business, which has high energy consumption due to the power-intensive nature of aluminum smelting, sources approximately 66% of its thermal coal requirement from a subsidiary of Coal India Limited, or Coal India, under a five-year supply agreement entered into in August 2006. Shortages of coal at Coal India may require that a greater amount of higher priced imported coal be utilized. For example, in April 2005, a shortage of coal led Coal India to reduce the amount of coal supplied to all its customers, except utilities, including BALCO, forcing BALCO to utilize higher priced imported coal. However, in January 2006, we were allotted a 31.5 million ton share in the Madanpur Coal Block for use in HZL’s captive power plant. We intend to begin operations at the Madanpur Coal Block upon receipt of all regulatory approvals. In addition, in November 2007, we were allotted a 211.0 million ton share of a coal block by the Ministry of

Coal for use in BALCO’s captive power plant. Any change in coal prices or the mix of coal that is utilized, primarily whether the coal is sourced locally or imported, can affect the cost of generating power.
     For our zinc business and the portions of our copper and aluminum businesses where we source the ore from our own mines, ore extraction and processing costs affect our cost of production. In our zinc and copper businesses, the ore extraction and processing costs to produce concentrates are generally a small percentage of our overall cost of production of the finished metals. In our aluminum business, the bauxite ore extraction cost is not significant but the refining cost to produce alumina from bauxite ore represents approximately one-third of the cost of production of aluminum. In addition, a significant cost of production in our zinc business is the royalty that HZL pays on the lead-zinc ore that is mined, which royalty is a function of the LME prices of zinc and lead. See “— Government Policy — Taxes and Royalties.”
     Labor costs are principally a function of the number of employees and increases in compensation from time to time. Improvements in labor productivity in recent years have resulted in a decrease in the per-unit labor costs. We outsource a majority of BALCO’s and Copper Mines of Tasmania Pty Ltd’s, or CMT’s, mining operations, a substantial portion of HZL’s mining operations and a limited number of functions at our copper, zinc and aluminum smelting operations to third party contractors.
     Other manufacturing expenses include, among other things, additional materials and consumables that are used in the production processes and routine maintenance to sustain ongoing operations. None of these represents a significant portion of our costs of production.
     Cost of production as reported for our metal products includes an offset for any amounts we receive upon the sale of the by-products from the refining or smelting processes. We divide our cost of production by the daily average exchange rate for the year to calculate the US dollar cost of production per lb or ton of metal as reported.
Production Volume and Mix
     Production volume has a substantial effect on our results of operations. We are generally able to sell all of the products we can produce, so our revenue generally fluctuates as a result of changes in our production volumes. Production volumes depend on our production capacities, which have generally increased in recent years across all of our businesses. For our mining operations, production volumes also depend upon the quality and consistency of the ore. Per-unit production costs are also significantly affected by changes in production volumes in that higher volumes of production generally reduce the per unit production costs. Therefore, our production volumes are a key factor in determining our overall cost competitiveness. We have benefited from significant economies of scale as we have increased production volumes in recent years though production volumes for a number of our primary products in our copper, zinc and particularly our aluminum businesses decreased between the six-month period ended September 30, 2008 and 2009 due to planned and unplanned shut downs. For example, operations at BALCO’s older 100,000 tpa aluminum smelter were partially suspended from February 2009 and ceased on June 5, 2009. The following table summarizes our production volumes for our primary products for the periods indicated:

		Six months ended September 30,
Segment	Product	2008	2009
		(tons)
Copper	Copper cathode(1)	148,747	169,447
	Copper rods	110,073	104,864
Zinc	Zinc	249,445	279,977
	Lead	29,828	26,783
Aluminum	Ingots	90,060	31,753
	Rods	60,454	71,168
	Rolled Products	29,320	33,027

	Total Aluminum	179,834	135,948

Note:

(1)	Copper cathode is used as a starting material for copper rods. Approximately one ton of copper cathode is required for the production of one ton of copper rod

     In addition, the mix of products we produce can have a substantial impact on our results of operations as we have different operating margins in each of our businesses, and within each business our operating margins vary between the lower margins of primary metals and the higher margins of value-added products such as copper rods and aluminum rolled products. For example, copper cathodes are converted in our copper rod plant into copper rods, a value-added product which has a higher margin than copper cathodes. As copper rods have higher margins, we endeavor to sell as large a percentage of copper rods as possible. As the production volume of our various products fluctuate primarily based on market demand and our production capacity for such products, the percentage of our revenues from those products will also fluctuate between higher and lower margin products, which will in turn cause our operating income and operating margins to fluctuate.
     Periodically, our facilities are shut down for planned and unplanned repairs and maintenance which temporarily reduces our production volume.
Government Policy
India Customs Duties
     We sell our products in India at a premium to the LME price, due in part to the customs duties payable on imported products. Our profitability is affected by the levels of customs duties as we price our products sold in India generally on an import-parity basis. We also pay a premium on certain raw materials that we import or which are sourced locally but which are priced on an import-parity basis as a result of customs duties, with copper concentrate, coal, petroleum products, alumina, carbon and caustic soda being the primary examples.
     The following table sets forth the customs duties that were applicable for the periods indicated:

	January 22, 2007	April 29, 2008	January 3, 2009
	to April 28, 2008	to January 2, 2009	to present
Copper	5.0%	5.0%	5.0%
Copper concentrate	2.0%	2.0%	2.0%
Zinc	5.0%	0.0%	5.0%
Aluminum	5.0%	5.0%	5.0%
     In addition, the Finance Act (2 of 2004) of India, which has been in effect since July 8, 2004, levies an additional surcharge at the rate of 2.0% of the total customs duty payable which has been further increased to 3.0% of the total customs duty payable effective March 1, 2007. We are also liable to pay an additional duty of customs (CVD), of 8.0% of the assessable value and basic custom duty, which is levied on imports in India.
     In January 2004, the special additional duty, or SAD, of 4% which was also levied on imports of copper, zinc and aluminum was abolished, reducing the effective customs duties levied on all imports. The Government of India may reduce or abolish customs duties on copper and aluminum in the future, although the timing and extent of such reductions cannot be predicted. As we sell the majority of the commodities we produce in India, any further reduction in Indian tariffs on imports will decrease the premiums we receive in respect of those sales. Our profitability is dependent to a small extent on the continuation of import duties and any reduction would have an adverse effect on our results of operations and financial condition.
Export Incentives
     The Government of India provides a variety of export incentives to Indian companies. Indian exports of copper, aluminum and zinc receive assistance premiums from the Government of India. Export incentives do not outweigh the Indian market price premiums. Accordingly, notwithstanding the export incentives, we endeavor to sell as large a quantity of our products as possible domestically.

     For the six months ended September 30, 2008 and 2009, exports accounted for 41.2% and 38.0%, respectively, of our copper business’ revenue. The following table sets forth the export assistance premiums, either as Indian Rupees per ton of exports or as a percentage of the Free on Board, or FOB, value of exports, on copper cathode and copper rods for the period indicated:

	July 15, 2006		September 1, 2008
	to August 31, 2008		to present
	(percentage of FOB value of exports)
Copper cathode	2.2	%(1)	2.2	%(3)
Copper rods	2.2	%(2)	2.2	%(4)

Notes:

(1)	Subject to a cap of Rs. 7,500 per ton.

(2)	Subject to a cap of Rs. 7,760 per ton.

(3)	Subject to a cap of Rs. 7,000 per ton.

(4)	Subject to a cap of Rs. 9,800 per ton.
     For the six months ended September 30, 2008 and 2009, exports accounted for 35.6% and 33.4%, respectively, of our zinc business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on zinc concentrate, zinc ingots and lead concentrate for the periods indicated:

	October 9, 2007		November 5, 2008
	to November 3, 2008	November 4, 2008	to Present
	(percentage of FOB value of exports)
Zinc concentrate	3.0%	2.0%	3.0%
Zinc ingots	5.0%	4.0%	5.0%
Lead concentrate	3.0%	3.0%	3.0%
     For the six months ended September 30, 2008 and 2009, exports accounted for 17.4% and 5.4%, respectively, of our aluminum business’ revenue. The following table sets forth the export assistance premiums, as a percentage of the FOB value of exports, on aluminum ingots, aluminum rods and aluminum rolled products for the periods indicated:

October 9, 2007 to Present
(percentage of FOB value of exports)
Aluminum ingots	3.0%
Aluminum rods	5.0%
Aluminum rolled products	4.0%
     The Government of India may further reduce export incentives in the future, which would adversely affect our results of operations.
Taxes and Royalties
     Income tax on Indian companies is presently charged, and during the six-month period ended September 30, 2009 was charged, at a statutory rate of 30.0% plus a surcharge of 10.0% on the tax and has an additional charge of 3.0% on the tax including surcharge, which results in an effective statutory tax rate of 34.0%. We have in the past had an effective tax rate lower than the statutory rate, benefiting from tax incentives on infrastructure projects in specific locations.
     Profits of companies in India are subject to either regular income tax or a Minimum Alternate Tax (MAT), whichever is greater. The MAT rate is currently, and during the six-month period ended September 30, 2009 was, 17.0% of the book profits as prepared under Indian GAAP. Amounts paid as MAT may be applied towards regular income taxes payable in any of the succeeding seven years subject to certain conditions.
     A tax on dividends declared and distributed by Indian companies is charged at an effective tax rate of 17.0%. This tax is payable by the company distributing the dividends. Dividends from our subsidiaries to us are also subject to this tax, though we do not pay income tax upon the receipt of any such dividends.
     We currently pay an excise duty of 8.0% (prior to December 6, 2008, the excise duty was 14%, and from December 6, 2008 to February 23, 2009, the excise duty was 10%) and an additional charge of 3.0% on the excise duty based on all of our domestic production intended for domestic sale and charge this excise duty and additional charge to our domestic customers.
     We are also subject to government royalties. We pay royalties to the State Governments of Chhattisgarh and Rajasthan in India based on our extraction of bauxite and lead-zinc ore. Most significant of these is the royalty that HZL is currently required to pay to the State of Rajasthan, where all of HZL’s mines are located, at a rate of 8.4% with effect from August 13, 2009 (6.6% prior to August 13, 2009) of the zinc LME price payable on the zinc metal contained in the concentrate produced and 12.7% (5.0% prior to August 13, 2009) of the lead LME price payable on the lead metal contained in the concentrate produced. The royalties paid by BALCO on extraction of bauxite are not material to our results of operations. We also pay royalties to the State Government of Tasmania in Australia based on the operations at CMT at a rate equal to the sum of 1.6% of the net sales plus 0.4 times the profit multiplied by the profit margin over net sales, subject to a cap of 5.0% of net sales.
     There are several tax incentives available to companies operating in India, including the following:
•	profits from newly established units in special economic zones are entitled to a tax holiday for a specified period;

•	profits from newly constructed power plants (including for captive use) benefit from a tax holiday for a specified period;

•	investments in projects where alternative energy such as wind energy is generated can claim large tax depreciation in the first year of operations; and

•	income from investment in mutual funds is exempt from a tax subject to certain deductions.
     We have benefited from these tax incentives. Such benefits have resulted in lower effective tax rates, both within SIIL and in some of our operating subsidiaries such as BALCO and HZL. HZL’s new export unit, effective from the quarter ended June 30, 2008, has benefited from its 100% export unit status, where profits on export sales are exempt from tax for a specified period. BALCO and HZL have considerable investments in captive power plants enjoying tax exemptions, and HZL has also benefited from establishing wind energy generating projects. HZL also benefits from a tax holiday exemption with respect to its newly commissioned zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India. In addition, a large part of SIIL’s and HZL’s investment of surplus cash are in tax exempt instruments.
Exchange Rates
     We sell commodities that are typically priced by reference to US dollar prices. However, a majority of our direct costs in our zinc and aluminum businesses and our smelting and refining costs in our copper business are incurred in Indian Rupees and to a much lesser extent in Australian dollars. Also, all costs with respect to imported material for all our businesses are generally incurred in US dollars. As a result, an increase in the value of the US dollar compared to the Indian Rupee, and to a lesser extent the Australian dollar, is generally beneficial to our results of operations, except to the extent that the increase results in increased costs of copper concentrate, alumina and other imported materials for our businesses. A decrease in the value of the US dollar relative to the Indian Rupee or Australian dollar has the opposite effect on our results of operations.
     The following table sets forth the average value of the Indian Rupee against the US dollar and the Australian dollar against the US dollar for the periods indicated:

	Six months ended September 30,
	2008		2009
	(per US dollar)
Indian Rupees	Rs.	42.77	Rs.	48.54
Australian dollars	AUD	1.09	AUD	1.25

Source:	Reserve Bank of India
     The average exchange rate of the Indian Rupee against the US dollar was Rs. 42.77 per US dollar in the six-month period ended September 30, 2008 as compared to Rs. 48.54 per US dollar in the six-month period ended September 30, 2009, a depreciation of 13.5%, which positively affected our revenue.

Results of Operations
Overview
Consolidated Statement of Operations
     The following table is derived from our unaudited condensed consolidated financial data and sets forth our historical operating results as a percentage of revenue for the periods indicated:

	Six months ended September 30,
	2008	2009
	(In percentages)
Consolidated Statement of Operations:
Revenue	100.0	100.0
Other operating income	1.0	1.4

Total revenue	101.0	101.4
Cost of sales	(70.9)	(77.1)
Distribution cost	(1.7)	(1.5)
Administration expenses	(1.7)	(2.5)
Operating profit	26.7	20.3
Investment income	7.2	8.5
Finance costs	(1.3)	(3.1)
Share in profit of associates	—	1.3

Profit before taxes	32.6	27.0
Tax expense	(5.5)	(5.1)

Profit for the period	27.1	21.9

Profit attributable to:
Equity holders of the parent	20.1	15.4
Minority interest	7.0	6.5
Comparison of six-month period ended September 30, 2008 and September 30, 2009
Revenue, Other Operating Income and Operating Profit
Consolidated
     Revenue decreased from Rs. 123,833 million in the six-month period ended September 30, 2008 to Rs. 105,730 million ($2,198.6 million) in the six-month period ended September 30, 2009, a decrease of Rs. 18,103 million, or 14.6%. Revenue decreased primarily as a result of lower daily average LME prices in our copper, zinc and aluminum segments, lower by-product realizations and lower production in our aluminum segment due to the shut down of the 100,000 tpa aluminum smelter at BALCO’s Korba facility, which was partially offset by an increase in sales volume in our copper and zinc businesses due to higher production, sale of power from BALCO’s 270 MW power plant at Korba due to the planned permanent shut down of the old 100,000 tpa aluminum smelter and the depreciation of the Indian Rupee against the US dollar by 13.5%.
     Other operating income increased from Rs. 1,211 million in the six-month period ended September 30, 2008 to Rs. 1,444 million ($30.0 million) in the six-month period ended September 30, 2009, an increase of Rs. 233 million, or 19.2%, primarily due to the sale of surplus power generated by the 540 MW captive power plant at Korba. Other operating income as a percentage of revenue increased from 1.0% in the six-month period ended September 30, 2008 to 1.4% in six-month period ended September 30, 2009.
     Operating profit decreased from Rs. 33,043 million in the six-month period ended September 30, 2008 to Rs. 21,468 million ($446.4 million) in the six-month period ended September 30, 2009, a decrease of Rs. 11,575 million, or 35.0%. The decrease was due to decrease in by-product realization and a decline in the daily average LME prices of copper, zinc and aluminum. In addition, during the six-month period ended September 30, 2009, 250 BALCO employees retired and we incurred voluntary retirement services expenses pursuant to our voluntary retirement scheme which resulted in a decrease in our operating profit by Rs. 234 million. These factors were partially offset by higher sales volumes from our copper and zinc business and an increase in TcRc in the copper business by 6.5%.

     Operating profit margin decreased from 26.7% in the six-month period ended September 30, 2008 to 20.3% in the six-month period ended September 30, 2009 as a result of a decrease in operating profit margin in our copper, zinc and aluminum businesses. Contributing factors to our consolidated operating income were as follows:
•	Cost of sales decreased from Rs. 87,849 million in the six-month period ended September 30, 2008 to Rs. 81,570 million ($1,696.2 million) in the six-month period ended September 30, 2009, a decrease of Rs. 6,279 million, or 7.1%. Cost of sales decreased primarily due to a reduction in global commodity and crude prices and lower input prices. Cost of sales as a percentage of revenue increased from 70.9% in the six-month period ended September 30, 2008 to 77.1% in the six-month period ended September 30, 2009, primarily due to the significant decrease in revenue despite an increase in production in our copper and zinc businesses due in significant part to lower daily average copper, zinc and aluminum LME prices as compared to a lower decrease in the cost of sales.

•	Distribution costs decreased from Rs. 2,047 million in the six-month period ended September 30, 2008 to Rs. 1,510 million ($31.4 million) in the six-month period ended September 30, 2009, a decrease of Rs. 537 million, or 26.2%. This decrease was due to decreased sales in our copper and zinc business as some of the distribution expenses are proportional to the sales. As a percentage of revenue, distribution cost decreased from 1.7% in the six-month period ended September 30, 2008 to 1.5% in the six-month period ended September 30, 2009.

•	Administration expenses increased from Rs. 2,105 million in the six-month ended September 30, 2008 to Rs. 2,626 million ($54.6million) in the six-month period ended September 30, 2009, an increase of Rs. 521 million, or 24.8%, primarily as a result of an increase in exploration and technical consultancy costs at HZL and an increase in salaries and other general costs as a result of expansion of our business. As a percentage of revenue, administration expenses increased from 1.7 % in the six-month period ended September 30, 2008 to 2.5 % in the six-month period ended September 30, 2009. These expenses increased primarily in our zinc business as a result of an increase in capacity and the scale of our operations.
Copper
     Revenue in the copper segment decreased from Rs. 67,217 million for the six-month period ended September 30, 2008 to Rs. 58,668 million ($1,220.0 million) for the six-month period ended September 30, 2009, a decrease of Rs. 8,549 million, or 12.7%. This decrease was primarily due to a decline of 34.6% in the daily average copper LME prices during the six-month period ended September 30, 2009 compared to the six-month period ended September 30, 2008 and lower by-product realisation which was partly offset by depreciation of the Indian Rupee against the US dollar by 13.5% and higher sales volume of copper cathodes.
•	Copper cathode production increased from 148,747 tons in the six-month period ended September 30, 2008 to 169,447 tons in the six-month period ended September 30, 2009, an increase of 13.9%. The production in the six-month period ended September 30, 2008 was lower as compared to the six-month period ended September 30, 2009, primarily due to the planned bi-annual plant maintenance shut down for 26 days in May and June 2008 and stabilization issues faced during post shut down ramp up. Copper cathode sales increased from 37,454 tons in the six-month period ended September 30, 2008 to 62,925 tons in the six-month period ended September 30, 2009, an increase of 68.0% due to increased production.

•	Production of copper rods decreased from 110,073 tons in the six-month period ended September 30, 2008 to 104,864 tons in the six-month period ended September 30, 2009, a decrease of 4.7%. Copper rod sales decreased from 109,910 tons in the six-month period ended September 30, 2008 to 103,718 tons in the six-month period ended September 30, 2009, a decrease of 5.6%. The decrease in sales was in line with the decrease in production.

•	Sales of copper in the Indian market increased from 83,672 tons in the six-month period ended September 30, 2008 to 107,334 tons in the six-month period ended September 30, 2009, an increase of 28.3%, and our exports decreased from 63,691 tons in the six-month period ended September 30, 2008 to 59,309 tons in the six-month period ended September 30, 2009, a decrease of 6.9%. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 56.8% in the six-month period ended September 30, 2008 to 64.4% in the six-month period ended September 30, 2009 as the demand in the domestic market increased more rapidly than our production volume growth.

•	The daily average copper cash settlement price on the LME decreased from $8,064 per ton in the six-month period ended September 30, 2008 to $5,276 per ton in the six-month period ended September 30, 2009, a decrease of 34.6%.
     Operating profit in the copper segment decreased from Rs. 8,947 million in the six-month period ended September 30, 2008 to Rs. 2,360 million ($49.1 million) in the six-month period ended September 30, 2009, a decrease of Rs. 6,587 million, or 73.6%. This decrease was primarily due to a sharp decline in by-product realization because of decreased demand due to poor market conditions, partly offset by a 6.5% increase in TcRc rates. TcRc rates increased from an average of 12.4¢/lb realized in the six-month period ended September 30, 2008 to an average of 13.2¢/lb realized in the six-month period ended September 30, 2009.
Zinc
     Revenue in the zinc segment decreased from Rs. 33,388 million in the six-month period ended September 30, 2008 to Rs. 32,075 million ($667.0 million) in the six-month period ended September 30, 2009, a decrease of Rs. 1,313 million, or 3.9%. This was primarily due to a 16.5% decline in the daily average zinc LME prices during the six-month period ended September 30, 2009 compared to the six-month period ended September 30, 2008, partially offset by an increase in sales volume and depreciation of the Indian Rupee against the US dollar by 13.5%. Specifically:
•	Zinc ingot production increased from 249,445 tons in the six-month period ended September 30, 2008 to 279,977 tons in the six-month period ended September 30, 2009, an increase of 12.2%, due to ramp-up of production from our first hydrometallurgical zinc smelter at Chanderiya. Zinc ingot sales increased from 249,706 tons in the six-month period ended September 30, 2008 to 278,894 tons in the six-month period ended September 30, 2009, an increase of 11.7%, enabled by higher production and strong market demand in India as well as in the rest of Asia.

•	Zinc ingot sales in the domestic market increased from 168,046 tons in the six-month period ended September 30, 2008 to 193,626 tons in the six-month period ended September 30, 2009, an increase of 15.2%, primarily due to higher production and strong market demand in India. Export sales also increased from 81,660 tons in the six-month period ended September 30, 2008 to 85,268 tons in the six-month period ended September 30, 2009, an increase of 4.4%.

•	The daily average zinc cash settlement price on the LME decreased from $1,941 per ton in the six-month period ended September 30, 2008 to $1,621 per ton in the six-month period ended September 30, 2009, a decrease of 16.5%.

•	The daily average lead cash settlement price on the LME decreased from $2,111 per ton in the six-month period ended September 30, 2008 to $1,722 per ton in the six-month period ended September 30, 2009, a decrease of 18.4%.

•	Zinc concentrate sales increased from 76,013 dmt in the six-month period ended September 30, 2008 to 96,321 dmt in the six-month period ended September 30, 2009. This increase was primarily due to surplus concentrate availability as captive consumption was less than production from our mines. We sold surplus lead concentrate of 31,403 dmt in the six-month period ended September 30, 2008 and 20,915 dmt in the six-month period ended September 30, 2009 to third parties. This decrease is primarily due to the non-availability of surplus lead concentrate as a result of higher consumption of lead concentrate to produce metal with a higher concentration of lead at the ISPTM pyrometallurgical smelter.

•	Lead ingot production decreased from 29,828 tons in the six-month period ended September 30, 2008 to 26,783 tons in the six-month period ended September 30, 2009, a decrease of 10.2%, primarily due to an increase in lead consumption by the two new smelters for trial production at our Rajpura Dariba complex, which are expected to be completed in 2010, and the planned maintenance shutdown in the last week of June 2009. The decrease was partially offset by improved lead production from the pyrometallurgical process. Lead ingots sales decreased from 29,990 tons in the six-month period ended September 30, 2008 to 26,454 tons in the six-month period ended September 30, 2009, a decrease of 11.8%.

•	Silver ingot production increased from 45,157 kg in the six-month period ended September 30, 2008 to 59,851 kg in fiscal 2009, an increase of 32.5%, primarily due to higher silver content in the mined ore. The daily average silver London Bullion Metal Association, or LBMA, price decreased by 11.7% in the six-month period ended September 30, 2009 as compared to the six-month period ended September 30, 2008. Sale of silver ingots increased from 44,700 kg in the six-month period ended September 30, 2008 to 59,163 kg in the six-month period ended September 30, 2009, an increase of 32.4% enabled by the increase in production.
     Operating profit in the zinc segment decreased from Rs. 17,907 million in the six-month period ended September 30, 2008 to Rs. 16,766 million ($348.6 million) in the six-month period ended September 30, 2009, a decrease of Rs. 1,141 million, or 6.4%. Operating margin decreased from 53.6% in the six-month period ended September 30, 2008 to 52.3% in the six-month period ended September 30, 2009. The increase in metal volume and the effect of the depreciation of the Indian Rupee against the US dollar by 13.5% were not sufficient to offset the decline in the zinc and lead LME prices and lower by-product realization of sulphuric acid due to a decline in the price of sulphuric acid attributable to poor market conditions.
Aluminum
     Revenue from external customers in the aluminum segment decreased from Rs. 22,754 million in the six-month period ended September 30, 2008 to Rs. 12,386 million ($257.6 million) in the six-month period ended September 30, 2009, a decrease of Rs. 10,368 million, or 45.6%, primarily due to the complete ramp down of the old 100,000 tpa smelter at Korba on June 5, 2009 and a decline of 42.3% in the daily average aluminium LME prices during the six-month period ended September 30, 2009 compared to the six-month period ended September 30, 2008, partially offset by depreciation of the Indian Rupee against the US dollar by 13.5%. Specifically:
•	Aluminum production decreased from 179,834 tons in the six-month period ended September 30, 2008 to 135,948 tons in the six-month period ended September 30, 2009, a decrease of 24.4%. Production from the new smelter at Korba decreased from 124,487 tons in the six-month period ended September 30, 2008 to 122,703 tons in the six-month period ended September 30, 2009, due to lower availability of hot metal. Production at the old 100,000 tpa Korba smelter production decreased from 55,347 tons in the six-month period ended September 30, 2008 to 13,245 tons in the six-month period ended September 30, 2009, a decrease of 76.1%, primarily due to the planned permanent shutdown of 204 out of 408 pots at the smelter in February and March 2009 and the remaining pots on June 5, 2009, due to the smelter’s higher cost of production.

•	Aluminum sales decreased from 174,356 tons in the six-month period ended September 30, 2008 to 132,515 tons in the six-month period ended September 30, 2009, a decrease of 24.0%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter commencing in February 2009 which ceased operations on June 5, 2009 due to higher operational costs. Sales of aluminum ingots decreased from 89,022 tons in the six-month period ended September 30, 2008 to 31,113 tons in the six-month period ended September 30, 2009, a decrease of 65.1%, as a result of the phased shutdown of the old Korba smelter. Wire rod sales increased from 58,041 tons in the six-month period ended September 30, 2008 to 70,315 tons in the six-month period ended September 30, 2009, an increase of 21.1%, as a result of increased production due to the addition of a wire rod mill at the new Korba smelter and increased demand for this product, particularly in the electrical sector, and reflects our continued focus on the sale of value-added products. Rolled product sales increased from 27,293 tons in the six-month period ended September 30, 2008 to 31,087 tons in the six-month period ended September 30, 2009, an increase of 13.9%, primarily due to increased demand in the construction and the transport sector.

•	Aluminum sales in the domestic market decreased from 141,877 tons in the six-month period ended September 30, 2008 to 125,225 tons in the six-month period ended September 30, 2009, a decrease of 11.7%, due to lower production as a result of the phased shut down of the old 100,000 tpa Korba smelter commencing in February 2009 which ceased operations on June 5, 2009. Our aluminum exports decreased from 32,479 tons in the six-month period ended September 30, 2008 to 7,290 tons in the six-month period ended September 30, 2009, as a result of higher premiums in the domestic market. We endeavor to sell as large a quantity of our products as possible domestically, where we receive an Indian market premium. Our domestic sales as a percentage of total sales increased from 81.4% in the six-month period ended September 30, 2008 to 94.5% in the six-month period ended September 30, 2009, due to the increased demand of the value added product in the domestic market, particularly in the power market.

•	The daily average aluminum cash settlement price on the LME decreased from $2,865 per ton in the six-month period ended September 30, 2008 to $1,652 per ton in the six-month period ended September 30, 2009, a decrease of 42.3%.

     Operating profit in the aluminum segment decreased from Rs. 5,886 million in the six-month period ended September 30, 2008 to Rs. 888 million ($18.5 million) in the six-month period ended September 30, 2009, a decrease of Rs. 4,998 million, or 84.9%. Operating margin decreased from 25.9% in the six-month period ended September 30, 2008 to 7.2% in the six-month period ended September 30, 2009. The decrease in operating profit was primarily due to the shut down of the old 100,000 tpa smelter at Korba and a decrease in the daily average aluminum LME price.
Power
     Revenue in the power segment increased from Rs. 474 million in the six-month period ended September 30, 2008 to Rs. 2,601 million ($54.1million) in the six-month period ended September 30, 2009, an increase of Rs. 2,127 million, primarily due to sale of power generated by the 270 MW power plant at Korba in commercial power markets to optimize our returns following the closure of our old aluminum smelter at BALCO’s Korba facility.
     Operating profit in the power segment increased from Rs. 306 million in the six-month period ended September 30, 2008 to Rs. 1,457 million ($30.3 million) in the six-month period ended September 30, 2009, an increase of Rs. 1,151 million, primarily due to sale of power in the external market generated by the 270 MW power plant at Korba.
     In order to present a more accurate picture of our segment performance, a new reporting segment has been created to disclose the revenue and profitability of our power business. Currently, the power businesses comprise the 123 MW wind power generators at HZL and the 270 MW power plant at BALCO. Our power business is still under development and we expect to have meaningful operating results for our commercial power generation business segment in fiscal 2010, when Sterlite Energy’s first power project is expected to begin progressive commissioning in the fourth quarter of fiscal 2010.
Investment revenue
     Investment revenue increased from Rs. 8,889 million in the six-month period ended September 30, 2008 to Rs. 8,947 million ($186.1 million) in the six-month period ended September 30, 2009, an increase of Rs. 58 million, or 0.7%, primarily due to income on the proceeds from our ADS offering that we have currently invested temporarily.
Finance costs
     Finance costs increased from Rs. 1,567 million in the six-month period ended September 30, 2008 to Rs. 3,259 million ($67.8 million) in the six-month period ended September 30, 2009, an increase of Rs. 1,692 million, or 108.0%. The increase in finance cost was primarily due to foreign exchange loss on US dollar deposits held by CMT and an increase in our outstanding debt in six-month period ended September 30, 2009 as compared to the six-month period ended September 30, 2008.
Share in profit of associate
     Share in profit of associate increased from Rs. 14 million in the six-month period ended September 30, 2008 to Rs. 1,398 million ($29.1 million) in the six-month ended September 30, 2009. The increase is primarily related to foreign exchange gains.
Tax expense
     Tax expense decreased from Rs. 6,762 million in the six-month period ended September 30, 2008 to Rs. 5,433 million ($113.0 million) in the six-month period ended September 30, 2009. Our effective income tax rate, calculated as tax expense owed divided by our profit before taxes was 16.7% in the six-month period ended September 30, 2008 and 19.0% in the six-month period ended September 30, 2009. The effective tax rate was higher in the six-month period ended September 30, 2009 primarily due to lower tax exemption for the export oriented units at HZL and SIIL as compared to the six-month period ended September 30, 2008, which were partially offset by tax holiday exemptions for the new zinc ingot melting and casting plant at Haridwar in the State of Uttrakhand in North India, tax holiday exemption on the newly commissioned 16 MW wind power plant and 80 MW thermal captive power plant at our zinc business and 540 MW thermal captive power plant at our aluminum business, and higher tax free dividend and investment income.

Minority interest
     Profit attributable to minority interest decreased from Rs. 8,700 million in the six-month period ended September 30, 2008 to Rs. 6,818 million ($141.8 million) in the six-month period ended September 30, 2009, a decrease of Rs. 1,882 million, or 21.6%. This decrease was mainly due to lower profits in our zinc and aluminum businesses in the six-month period ended September 30, 2009. Minority interest as a percentage of profit increased from 25.9% in the six-month period ended September 30, 2008 to 29.5% in the six-month period ended September 30, 2009.
Liquidity and Capital
     As of September 30, 2009, we had cash and short-term investments and deposits (excluding restricted cash and investments) totaling Rs. 236,719 million ($4,922.4 million), net cash and no significant near-term debt redemption obligations, and SIIL had, on a standalone basis, cash and short-term investments totaling Rs. 126,533 million ($2,631.2 million).
The cash flow summary of net cash provided or used for the period indicated:

	Six-month period ended September 30,
	2008	2009	2009
	(Rs. in millions)	(Rs. in millions)	(US dollars in millions)
Net cash provided by/ (used in):
Operating activities	33,184	12,181	253.3
Investing activities	(29,292)	(102,153)	(2,124.2)
Financing activities	(5,702)	89,773	1,866.8
Net Cash Provided by Operating Activities
     Net cash provided by operating activities was Rs. 12,181 million ($253.3 million) in the six-month period ended September 30, 2009 as compared to Rs. 33,184 million in the six-month period ended September 30, 2008. The decrease in cash flows from operating activities was primarily due to a decrease in trade and payable by 16,714 million and an increase in inventories by Rs. 5,860 million in the six-months period ended September 30, 2009.
Net Cash Used in Investing Activities
     Net cash used in investing activities was Rs. 102,153 million ($2,124.2 million) in the six-month period ended September 30, 2009 as compared to Rs. 29,292 million in the six-month period ended September 30, 2008. For the six-month period ended September 30, 2009 , we spent Rs. 35,939 million towards expansion projects in our commercial power generation, aluminum and zinc businesses, Rs. 46,633 million towards net investment in liquid investments and advanced Rs. 18,133 million to related parties.
Net Cash Provided by/(Used in) Financing Activities
     Net cash provided by financing activities was Rs. 89,773 million ($1,866.8 million) in the six-month period ended September 30, 2009, primarily as a result of net proceeds from issuance of equity shares in the form of ADSs of Rs. 76,532 million, proceeds from long-term and short-term borrowings of Rs. 22,533 million, which were partially offset by repayment of long-term and short term borrowings of Rs. 5,130 million and Rs. 4,162 million paid towards dividend. In the six-month period ended September 30, 2008, net cash used in financing activities was Rs. 5,702 million, primarily as a result of the repayment of Rs. 4,496 million towards short term and long term borrowings and payment of dividend of Rs. 3,812 million .
     Besides existing used facilities, we had unused lines of credit for short-term debt in excess of Rs. 77,433 million ($1,610.2 million) available to us as of September 30, 2009.
     We tap both the domestic and offshore markets for our long-term funding needs. Since we have sizeable imports and exports, we access both import and export credits, based on cost effectiveness, both in the Indian Rupee and in foreign currencies, to finance our short-term working capital requirements. We have in place both secured and unsecured borrowings, with our secured borrowings being generally Indian Rupee denominated bonds. See Note 9 to our unaudited condensed consolidated financial statements for more information on our loans and borrowings.

     We have tapped different segments of borrowing resources, including banks and capital markets, both in India and overseas. We have credit ratings of above investment grade from the local rating agencies such as Credit Rating Information Services of India Limited, or CRISIL, and ICRA Limited. We therefore have not had, and do not believe that we will have, difficulty in gaining access to short-term and long-term financing sufficient to meet our current requirements.
Off-Balance Sheet Arrangements
     In the normal course of business, we enter into certain capital commitments and also give certain financial guarantees. The aggregate amount of indemnities and other guarantees, on which we do not expect any material losses, was Rs. 71,075 million ($1,478.0 million) as of September 30, 2009. See Note 13 to our unaudited condensed consolidated financial statements for more information on our off-balance sheet arrangements.
Qualitative Disclosures about Market Risk
Currency Risk
     The results of our operations may be affected by fluctuations in the exchange rates between the Indian Rupee and Australian dollar against the US dollar.
     We use hedging instruments to manage the currency risk associated with the fluctuations in the Indian Rupee and Australian dollar against the US dollar in line with our risk management policy. Typically, all exposures with a maturity of less than two years are managed using simple instruments such as forward contracts. As long-term exposures draw nearer, we hedge them progressively to insulate these from the fluctuations in the currency markets. In our Australian operations, apart from funds to meet local expenses which are denominated in Australian dollars, we strive to retain our surplus funds in US dollar terms. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Hedging activities in India are governed by the Reserve Bank of India, or RBI, with whose policies we must comply. The policies under which the RBI regulates these hedging activities can change from time to time and these policies affect the effectiveness with which we manage currency risk.
     We have in the past held or issued instruments such as options, swaps and other derivative instruments for purposes of mitigating our exposure to currency risk. We do not enter into hedging instruments for speculative purposes.
Interest Rate Risk
     Our short-term debt is principally denominated in Indian Rupees with fixed rates of interest. Typically, our foreign currency debt has floating rates of interest linked to US dollar LIBOR. The costs of floating rate borrowings may be affected by the fluctuations in the interest rates. We have selectively used interest rate swaps, options and other derivative instruments to manage our exposure to interest rate movements. These exposures are reviewed by appropriate levels of management on a monthly basis.
     Borrowing and interest rate hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these borrowing and interest rate hedging activities can change from time to time and can impact the effectiveness with which we manage our interest rate risk.
     We have in the past held or issued instruments such as swaps, options and other derivative instruments for purposes of mitigating our exposure to interest rate risk. We do not enter into hedging instruments for speculative purposes.

Commodity Price Risk
     We use commodity hedging instruments such as forwards, swaps, options and other derivative instruments to manage our commodity price risk in our copper and zinc businesses. Currently, we use commodity forward contracts to partially hedge against changes in the LME prices of copper and zinc. We enter into these hedging instruments for the purpose of reducing the variability of our cash flows on account of volatility in commodity prices. These hedging instruments are typically of a maturity of less than one year and almost always less than two years.
     Hedging activities in India are governed by the RBI and we have to comply with its regulations. The policies under which the RBI regulates these hedging activities can change from time to time and can impact the effectiveness with which we manage commodity price risk.
     We have in the past held or issued derivative instruments such as forwards, options and other derivative instruments for purposes of mitigating our exposure to commodity price risk. We do not enter into hedging instruments for speculative purposes.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: December 23, 2009

STERLITE INDUSTRIES (INDIA) LIMITED
By:	/s/ Vinod Bhandawat
Name:	Vinod Bhandawat
Title:	Chief Financial Officer